RESVERLOGIX

[redacted]

08001475

www.resverlogix.com

SEC Mail Processing Section

MAR 20 2008

Washington, DC
110

SUPPL

March 18, 2008

Via Courier

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

RE: RESVERLOGIX CORP. FILE #35003

Dear Sirs:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between March 1, 2008 through March 14, 2008 (inclusive).

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

FOR Kelly McNeill
Chief Financial Officer

KM/jch
Enclosures

PROCESSED
MAR 28 2008
THOMSON
FINANCIAL

-35003

RESVERLOGIX

Third Quarter
Ended January 31, 2008

CORPORATE OFFICE:
202, 279 Midpark Way SE
Calgary, Alberta, T2X 1M2 Canada
Phone: (403) 254-9252 Fax: (403) 256-8495 Email: info@resverlogix.com
www.resverlogix.com

TRADING SYMBOL:
TSX: RVX

March 13, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of operations and financial position should be read in conjunction with Resverlogix Corp.'s (herein "Resverlogix" or the "Company") January 31st, 2008 unaudited financial statements and should also be read in conjunction with the audited financial statements and Management's Discussion and Analysis for the year ended April 30, 2007. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP).

Information which is included herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "anticipates", "plans", "intends", "will", "should", "expects", "continue", "estimate", "forecasts" and other similar expressions, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, events or developments to be materially different from those expressed or implied by such forward-looking statements. These risks include, but are not limited to those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel.

Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Given these risks and uncertainties, readers are cautioned not to place any undue reliance on such forward-looking statements. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. The Company's primary focus is to become a leader in the research, development and commercialization of novel therapeutics that reduce the risk of cardiovascular disease (CVD). The Company's secondary research focus is on fibrotic disorders and cancer.

The Company has developed three separate programs in the CVD area of research. The primary CVD program is NexVas™ Plaque Regression (NexVas™ PR) which targets ApoA-I enhancement via novel small molecules for plaque stabilization and regression. ApoA-I is the key building block of HDL, the "good cholesterol". NexVas™ Vascular Inflammation (NexVas™ VI), the Company's second CVD program, is a research stage technology focused on molecular targets of vascular inflammation. The development of anti-inflammatory agents is poised to play a potentially significant role in the prevention of cardiovascular risk. ReVas™ is the Company's third cardiovascular program dedicated to

the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis.

The Company has initiated a new discovery program in the area of cognitive disorders from its current NexVas technology platform. NexVas™ Alzheimer's Disease (NexVas AD) is a discovery stage technology for the development of drugs that enhance ApoA-I for stabilization and regression of Beta Amyloid Plaque. Epidemiological and mechanistic evidence indicate a link between low ApoA-I/HDL and neurodegenerative disease such as Alzheimer's Disease.

TGF-β Shield™ is a dual focused program that aims to address the unmet medical need of grievous proliferate diseases, such as cancer and fibrosis, with a TGF-β inhibitor. The Company is focused on the development of a therapeutic approach to modulate the deleterious effects of TGF-β in cancers and fibrotic diseases, such as ophthalmic conditions of the eye.

The Company is focused on the primary stages of drug development, leading to early stage clinical studies. This core strategy avoids the significant costs and unknown results of the final phases of the drug development process (late stage clinical trials) by either licensing or selling its technology prior to late stage trials. The pursuit of this strategy allows the Company to mitigate a major portion of the biotech investment risk.

Intellectual Property

The Company devotes significant resources to ensure protection of ideas and inventions related to core areas of business. The Company has rights to an intellectual property portfolio that covers several compositions, methods and treatments for cardiovascular and inflammatory disease, cancers and fibrotic indications.

As of March 13, 2008, Resverlogix currently has seven families of patent applications filed, comprising of one issued US patent application and numerous pending applications. This includes non-provisional US and Patent Cooperation Treaty (PCT) applications. The pending patent applications are interrelated and assert rights to substantially similar inventions in different jurisdictions.

The Company's intellectual property strategy is to build a strong patent portfolio around the core technology that is important to the development of leading edge medicines. The Company's offensive and defensive strategies are to be the first to identify, isolate, and patent therapeutic agents with commercial importance, to seek out and license intellectual property believed to be useful in connection with potential products, and to control public disclosures.

The Company also believes that its know-how will provide a significant competitive advantage, and intends to continue to develop and protect its proprietary tools, methods and trade secrets. It is our policy to require employees, consultants, members of our Scientific and Clinical Advisory Board and other third parties in collaborative agreements to execute confidentiality agreements. Employee, consultant and contract research organization agreements specify that all inventions resulting from work performed utilizing the Company's property, business strategies, and work completed during employment/services performed are the Company's exclusive property to the extent permitted by law.

Trademarks

"NexVas", "ReVas", and "TGF-β Shield" are trademarks of Resverlogix Corp. in Canada and the United States."

Shares of Resverlogix trade on the Toronto Stock Exchange under the symbol, RVX.

HIGHLIGHTS AND CURRENT DEVELOPMENTS

The Company is encouraged by the scientific development of NexVas™ CVD program. The Company's science has progressed very quickly from a drug discovery stage of biotechnology research, to proof-of-concept, and has commenced phase I clinical studies for its NexVas PR technology. The hiring of world renowned experts and dedicated staff has made a significant contribution to the rapid progression in furthering the development of the Company's CVD research programs.

Scientific Developments

In May 2007, the Company announced the demonstration of a successful method and route of delivery for a potential therapeutic to select cells in the back of the eye. These findings were researched through the UCL Institute of Ophthalmology, University College London, and will be used for testing and development of the Company's TGF-β shield technology. Resverlogix is focused on the development of a therapeutic approach to modulate the deleterious effects of transforming growth factor-β in glaucomatous eyes, as well as in other fibrotic and ophthalmic conditions.

In June 2007, the Company announced a research collaboration with Dr. Larry Sparks and Sun Health Research Institute, Sun City Arizona, for its NexVas AD program. Dr. Sparks was the first to discover the neuropathologic link between cholesterol and Alzheimer's Disease. In a three-year study at the Institute's Cleo Roberts Center for Clinical Research it was confirmed in nationwide clinical trials that elevated cholesterol levels might predict which aging seniors are more at risk of developing Alzheimer's Disease. In a separate study directed by Dr. Sparks, it was demonstrated that Lipitor®, a cholesterol-lowering medication, slows the progression and reduces the deterioration of Alzheimer's Disease. Sun Health Research Institute (SHRI) has been a leader nationally and internationally in the effort to find answers to disorders related to aging including Alzheimer's Disease, Parkinson's disease, arthritis and prostate cancer. The Institute, founded in 1986, together with its Arizona consortium partners, has been designated by the National Institutes of Health as one of just 29 Alzheimer's Disease Centers in the nation.

In July 2007, the Company released important data from a non-human primate study on the clinical lead compound, RVX-208. Data highlights from the study in adult African green monkeys illustrate that RVX-208 elevates both ApoA-I and HDL-c in a dose-dependent manner. When RVX-208 was administered over 28-day and 42-day treatment regimens, ApoA-I levels were increased up to 52% and HDL cholesterol levels increased up to 75%. By using a range of doses the Company has demonstrated a clear dose-response relationship for effects on both ApoA-I and HDL. The data confirmed the potency of RVX-208 on ApoA-I and HDL-c and added new information with robust dose-response using lower doses than the last reported monkey study in April 2007. No adverse affects were noted within the dosing ranges used. The data also provides additional information to better enable the execution of our proof-of-concept tests in man. The African green monkey data, by virtue of being derived from a predictive animal model for the human situation, are useful in designing of the Phase I trial.

In September 2007, the Company announced positive results from preliminary proof-of-concept studies for Resverlogix's TGF-Beta Shield™ as a potential new therapy for the treatment of glaucoma. The studies conducted by Dr. Maria Francesca Cordeiro, from the University College London, Institute of Ophthalmology (IoO) showed data from an animal model that could lead to a novel therapy targeted against cells found at the back of the eye, for the treatment of glaucoma. Dr. Cordeiro's group at the IoO has an international reputation in the field of glaucoma research, and has been awarded the 2005 Lewis Rudin Prize for the best research paper published worldwide in 2004. As a Consultant Ophthalmologist at The Western Eye Hospital, London, she specializes in treating patients with glaucoma. This research is part of a sponsored agreement focused on the development of a therapeutic approach to modulate the deleterious effects of Transforming Growth Factor-Beta (TGF-Beta) in glaucomatous eyes, as well as in other fibrotic and ophthalmic conditions.

In December 2007, the Company received approval by the U.S. Food and Drug Administration to initiate a phase 1a clinical trial of oral RVX-208 in the United States. The phase I clinical trial is taking place at a leading U.S. contract research organization. The trial consists of three arms, an ascending single dose, a fed and fasted dose effect study, and a seven-day ascending multiple dose that will enroll a total of 70 to 80 healthy volunteers. The primary objective of the trial is to evaluate oral RVX-208 in healthy adult subjects for safety, tolerability and pharmacokinetics. Results from this phase 1a trial will be used for optimizing dosing for future trials including the company's phase 1b trial.

In January 2008, the Company provided preliminary data from the RVX-208 phase 1a single ascending dose (SAD) safety and pharmacokinetics study. These early results illustrated no safety and tolerance problems at any of the given doses. Preliminary pharmacokinetic (PK) data was also drawn which illustrated better than anticipated uptake activity of the drug. The Company will continue with the phase 1 development program and is confident about the further progress of RVX-208 clinical program.

Peer Review and Recognition

In August 2007, the Company announced it has been awarded the 2007 North American Excellence in Technology of the Year Award by Frost & Sullivan. The award is bestowed upon the company that has pioneered the development and introduction of an innovative technology into the market; a technology that has either impacted or has the potential to impact several market sectors.

"Resverlogix NexVas™ PR technology for the treatment of atherosclerosis is a best-in-class technology for therapeutic drug development. The enhancement of ApoA-I has the potential to revolutionize how cardiovascular diseases are treated in the future," said Sangeetha Prabakar, Research Analyst for Frost & Sullivan.

This award recognizes a company's successful technology development that is expected to bring significant contributions to the industry in terms of adoption, change, and competitive posture. It also recognizes the overall technical excellence of a company and its commitment towards technology innovation.

In November 2007, the Company presented key scientific data highlighting the novel features of RVX-208 at the American Heart Association Scientific Session. The data was presented by Dr. Jacques Genest, a member of the Company's Clinical Advisory Board and director of the division of cardiology at McGill University's health centre. Resverlogix's novel drug has demonstrated the ability to increase the production of ApoA-I and functional HDL. In his presentation, Dr. Genest discussed the effects of oral administration of RVX-208 on serum ApoA-I levels, HDL subspecies distribution and the functional improvements of

serum to promote cellular cholesterol efflux from vulnerable plaque cells. The fact that the data is based on African Green monkeys, in a context of dose-response, makes it predictive for similar treatment effects in humans.

On November 29, 2007, the World Economic Forum ("WEF") announced Resverlogix as the winner of the highly prestigious Technology Pioneer Award in recognition of its NexVas™ Plaque Regression program. Resverlogix was selected because of their efforts in developing highly promising new molecules that increase the production of ApoA-I and HDL for the treatment of atherosclerosis, the major underlying cause of cardiovascular disease (CVD).

The Technology Pioneers 2008 were nominated by the world's leading venture capital and technology companies. The final selection was made by a panel of leading technology experts appointed by the WEF. To be selected as a Technology Pioneer, a company must be involved in the development of life-changing technology innovation and have potential for long-term impact on business and society. In addition, it must demonstrate visionary leadership and show the signs of being a long-standing market leader. The award winners are companies that have been identified as developing and applying highly transformational and innovative technologies in the areas of energy, biotechnology and health, and information technology.

Clinical Advisory Board

The Company established a Clinical Advisory Board (CAB) based on the recommendation of a leading science panel of experts. The purpose of the committee is to provide guidance to the Company in the development of the NexVas program.

Based on the recommendation of the expert panel, Resverlogix named Dr. Philip Barter, MBBS, PhD, MRACP, FRACP, Dr. Prediman K. Shah, MD, Dr. Daniel Rader, MD, Dr. Bo Angelin, MD, PhD and Dr. Jacques Genest, MD, FRCP(C), all internationally renowned cardiovascular researchers, to the CAB. Dr. Barter is currently Director of the Heart Research Institute, in Sydney, Australia, and is also a Professor of Medicine at the University of Sydney. Dr. Shah is Director of the Division of Cardiology and the Director of the Atherosclerosis Research Center at Cedars-Sinai Medical Center. He is also Professor of Medicine at the David Geffen School of Medicine at the University of California, Los Angeles. Dr. Rader is an Associate Professor of Medicine and Pathology at the University of Pennsylvania school of medicine in Philadelphia, Pennsylvania. He is Director of Preventive Cardiology and the Lipid Clinic and Associate Director of the General Clinical Research Center. Dr. Rader is a member of the American Society of Clinical Investigation and serves on the executive committee of the Arteriosclerosis Thrombosis and Vascular Biology Council of the American Heart Association and the Scientific Board of the Sarnoff Foundation. Dr. Bo Angelin is Professor of Clinical Metabolism at Karolinska Institutet and Head of the Center for Metabolism & Endocrinology and Director of Research & Development at Huddinge University Hospital. In addition to these appointments, Dr. Angelin is currently serving as a Member of the Nobel Assembly of Karolinska Institutet and the Nobel Committee for Physiology or Medicine and is Member of the Board of Directors for Astra Zeneca. Dr. Genest is currently Professor, Faculty of Medicine, at McGill University and Director of the Division of Cardiology at McGill University Health Centre/Royal Victoria Hospital. He is also a member of a number of associations including the Canadian Medical Association, American College of Physicians, Royal College of Physicians and Surgeons of Canada, American College of Cardiology and the American Heart Association. The support and guidance received from the members of the CAB has assisted in accelerating the NexVas PR program in its clinical trials.

Board of Directors

In May 2007, Resverlogix appointed Dr. Roger S. Newton, PhD, to the Board of Directors, effective July 10, 2007. Dr. Newton has worked in the pharmaceutical and life sciences industries for over 25 years, and is a former Senior Vice-President of Pfizer Global Research and Development, and a former Director of Esperion Therapeutics Inc., a Pfizer Inc. company. He was also Co-founder, President and Chief Executive Officer of Esperion Therapeutics, which was acquired by Pfizer Inc. for $1.3 billion U.S. in 2004. His exceptional track record will clearly add a very positive level of proven expertise in drug development, corporate finance and operational management to the board.

In September 2007, Stella Thompson joined the Board of Directors. Ms. Thompson has over 30 years of experience and expertise in corporate governance, with membership on a number of corporate and not-for-profit boards, as well as executive and management positions at a number of large corporations. She is currently principal consultant and co-founder of Governance West Inc., a consulting firm specializing in assisting boards of directors to achieve excellence in the governance of their organizations. Her expertise will assist the Company in facilitating strategic, organizational and operational excellence.

Issuance of Convertible Debentures

January 2007 Financing

On August 31, 2007, as part of the financing amendment described below, the January 2007 debentures has been amended to eliminate the trading volume equity conditions under the original debenture. These original conditions limited the ability of the Company to issue shares in lieu of cash when paying any interest obligation. The Company has amended the January 2007 warrants previously priced at $15.09 to $10.25 in exchange for the waiver of the volume related equity conditions. The decrease in the warrant price resulted in a reduction of the warrant value of $655,000 and was reclassified to the equity component of share capital. The balance of the January 2007 notes and warrants remain unchanged from its original form.

As of March 13, 2008, the holders of the January 2007 financing have converted 1,469,000 of the underlying common shares leaving approximately 23,000 underlying common shares or a face value of $278,000 (U.S.) of the debentures unconverted.

June 2007 Financing and Subsequent Amendment of Terms

On June 6, 2007, the Company sold and issued to certain institutional investors $25.0 million (U.S.) of senior secured convertible debentures due June 6, 2012 which were subsequently amended on August 31, 2007 and is described below. During the year the interest rate was increased to 14% from its original 8% coupon rate due to provisions in the financing that permitted increases when trading prices closed below certain trading ranges described in the debenture prior to the August 31, 2007 financing amendment.

In addition, if circumstances occurred where the Company's share price trades below the conversion price then in effect for a pre-determined period of time and the holders convert their debentures, the Company is obligated to make additional payments calculated using the interest methodology as defined in the debentures at the then applicable rate on the converted amount commencing on the conversion date through the maturity date of the debenture ("Interest to Maturity").

On August 31, 2007, the Company amended the terms of the June 2007 financing to eliminate the Interest to Maturity provisions and reduce the then in effect adjusted interest

rate of 14% to a 12% fixed rate. In exchange for these amendments, the conversion price has been amended to $8.76 from the original conversion price of $17.50. In addition, the warrants issued under the June 2007 financing have been re-priced to $10.25 from $20.63 and an additional 529,351 warrants have been issued for a total of 1,058,702.

The amended agreement also provides the holders with a once monthly 5% put option of principal amount at issuance. The put option provides the holder with the ability to request a portion of the principal to be repaid for cash, shares or some combination thereof. The Company has the option to pay the put obligation with shares if certain trading and equity conditions are met. The monthly put options are cumulative (if previous monthly put options are not exercised) but at no time can the holder request any amount in cash greater than the once monthly put option of 5% of the original principal amount plus accrued interest.

As of March 13, 2008, the holders of the Amended June 2007 financing have converted 750,000 of the underlying common shares leaving approximately 2,140,000 underlying common shares or a face value of $19.0 million (U.S.) of the debentures unconverted. No put options have been exercised by the debenture holders as of March 13, 2008.

For the quarter ended January 31, 2008, the Company has paid its total combined interest obligations of $1,039,000 U.S. on the June and January 2007 debt financings in the form of 71,918 common shares and $42,000 U.S. in cash. Included in this quarter ended January 31, 2008 total was payment of the semi-annual interest obligation due January 1, 2008 of $885,145 U.S. paid in the form of 59,736 common shares and $42,000 U.S. in cash. Interest to Maturity obligations in the quarter were settled with 7,318 common shares which had a carrying a value of $83,000 U.S. The shares issued to settle this conversion right obligation ("Interest to Maturity") are treated as an equity instrument for financial statement presentation purposes and are therefore classified as a discount to the corresponding debt conversion price with no corresponding carrying value.

As of March 13, 2008, total interest obligations paid in the fiscal year to date period was $1,392,000 U.S. This obligation was paid in the form of 102,174 common shares and $89,000 U.S. in cash. The total fiscal year to date Interest to Maturity obligations were settled with 374,917 common shares which had a carrying value of $3,092,000 U.S. and were accounted for as an equity instrument as noted above.

Further detail of the provisions of the January and June 2007 financings is disclosed in the Financing Activities section of the Management's Discussion and Analysis and the Notes to the January 31, 2008 Financial Statements.

RESULTS OF OPERATIONS

Resverlogix incurred a net loss for the three months ended January 31, 2008 of $6,257,012, or $0.24 per share. The net loss for the three months ended January 31, 2007 was $4,574,578 or $0.19 per share. The net loss for the nine months ended January 31, 2008 was $21,149,122, or $0.83 per share compared to $9,735,879 or $0.40 per shares for the same nine month period in the prior year.

The average monthly "burn rate", of net revenues and expenditures excluding non-cash items, for the three months ended January 31, 2008 was $1,200,000 as compared to $1,198,000 for the same period in the prior year. Although the burn rate was consistent with the prior year period, the spending has moved from large pre-IND costs in quarter ended January 31, 2007 to the completion of IND related activities and the commencement of clinical trials in the latest quarter.

Revenue

The revenue of the Company consisted primarily of interest earned on funds invested. Interest revenue was $274,140 for the three months ended January 31, 2008, as compared to $49,714 the same three month period in the prior year. Interest revenue was $928,081 for the nine months ended January 31, 2008 as compared to $138,048 for the same period in the prior year. Interest revenues increased over the prior year comparatives due to additional cash reserves as a result of the January and June 2007 financing.

Research and Development

For the three months ended January 31, 2008, research and development (R&D) expenditures totaled $3,151,489 compared to $3,120,495 for the three months prior year period. R&D expenditures in the current three month period were primarily related to the completion of the IND application and the commencement of clinical trails in December 2007. Key areas of expense included clinical trial costs, chemical synthesis, pharmacokinetics studies and toxicology testing for the IND application.

For the nine months ended January 31, 2008, R&D expenditures were $10,236,715, as compared to $6,407,941 for the same nine month period in the prior year. These expenses have increased substantially from the prior year period as the Company entered in the IND phase and more recently into the phase I trials. Although expenditures in this area have increased significantly, it is not unusual given the fast progression of the research and the stage of development. The Company continues to closely monitor results for optimization while processes are in place to generate efficiencies in output per contracted employee. Internal expenses include salaries and benefits for Research & Development (R&D) staff, consulting fees, supplies and general laboratory operating expenses. Expenses have increased steadily as additional staff members have been hired and the quantity and scope of experimentation has increased over the last year. The Company currently has approximately 35 R&D staff and consultants. The Company will be entering into further Phase I human clinical trials and expects future R&D costs to increase in the next quarters of fiscal 2008 and 2009 as the clinical program advances.

General and Administrative

For the three months ended January 31, 2008, general and administrative expenditures totaled $723,558, compared to $523,703 for the three months ended January 31, 2007. For the nine months ended January 31, 2008, general and administrative expenditures totaled $1,908,308, compared to $1,540,677 for the same nine month period in the prior year.

General and administrative expenses includes salaries and other operating costs not directly involved in research and development, as well as professional fees for services, such as legal, audit, tax, investor relations and business development. The major component of the expenses for the three month period ended January 31, 2008 was salaries, benefits, consulting and directors' fees and recruitment costs for $302,509, as compared to $231,031 for the three months ended January 31, 2007. The Company also incurred $82,404 for shareholder, investor relations and regulatory expenses, and $148,614 for professional fees. This compares to $93,719 and $47,310 respectively for the same period last year. The remaining expenditures were related to general operating costs.

Stock Based Compensation

For the three months ended January 31, 2008, $1,786,670 was recorded as the cost of stock based compensation as per the CICA guidelines as compared to $547,268 for the same period of the prior year. The issuance of the stock options, the appreciation of the Company's trading value from the prior year period, and revaluation of consultant's options have resulted in the increase in stock based compensation expense. The recognition and amortization of stock based compensation is a non-cash expense.

Interest and Accretion on Convertible Debt

As result of issuing convertible debenture in January and June 2007, the Company has accrued interest at a coupon rate of 12% in the amount of $716,992 for the three months ended January 31, 2008. The accretion of interest resulting from using the effective interest rate method on the carrying value of the convertible debt was $266,335 for the three months ended January 31, 2008. The accretion is reflected as non-cash interest expense in the statement of operations and deficit.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information derived from the Company's unaudited interim period financial statements for each of the eight most recently completed quarters. This financial data has been prepared in accordance with GAAP.

	For the three month period ended			
	Jan. 31 2008	**Oct. 31 2007**	**July 31 2007**	**April 30 2007**
Revenue	$274,140	$357,726	$296,215	$182,617
Net loss	($6,257,012)	($7,906,299)	($6,985,811)	($8,594,122)
Net loss per share (basic and fully diluted)	($0.24)	($0.31)	($0.28)	($0.36)

	For the three month period ended			
	Jan. 31 2007	**Oct. 31 2006**	**July 31 2006**	**April 30 2006**
Revenue	$49,714	$31,367	$57,481	$62,533
Net loss	($4,574,578)	($3,164,869)	($1,996,432)	($2,183,169)
Net loss per share (basic and fully diluted)	($0.19)	($0.13)	($0.08)	($0.09)

Items that impact the comparability of operating income include:

- Revenue is the interest recorded on the Company's short term investments. These balances will fluctuate with the amount of available cash to the Company and any financing activities that are undertaken. The increase in revenues for the last four quarters is the result of financing activities in January and June of 2007.
- The progression of the research and development activity of the Company directed towards the CVD programs, the completion of the IND for RVX-208 in the fall of 2007, and the commencement of Phase I clinical programs in December 2007.

- For the last four quarters, the Company has recorded interest and accretion expense of a result of convertible debenture financing that was closed in January and June of 2007. For the nine months ended January 31, 2008, the Company has recorded $3,750,796 compared to $117,936 for the January 31, 2007 reporting period.
- Stock based compensation costs have fluctuated from quarter to quarter primarily tied to when options are issued and how they are accounted for and valued in those periods, as well as the revaluation of stock based compensation for key consultants in accordance with accounting standards. Stock based compensation ranged from $1,452,000 to 3,094,000 in the latest four interim reporting periods. The same prior year periods ranged from 107,000 to $547,000. The amortization of stock-based compensation is a non-cash expense.
- The results for the three periods ending October 31, 2007, July 31, 2007 and April 30, 2007 contained large foreign exchange currency gains of $1,277,000, $469,000 and $593,000 respectively as a result of the appreciation of the Canadian dollar against the U.S. dollar. As a large portion of the company's expenses and financial instruments are denominated in U.S. dollars, it had a significant impact on the financial results.

LIQUIDITY

As at January 31, 2008, cash and near cash investments totaled $22,827,321 as compared to $12,726,947 at April 30, 2007. The Company's policy is to invest its cash reserves in low risk investments with a maturity of less than one year at the time of purchase. The fixed income instrument maturity dates are usually matched to expected cash flow requirements. At January 31, 2008, the Company had working capital of $22,162,256 compared to $10,529,977 at April 30, 2007. Given the expected overall cash burn rate, the Company believes it will require additional financing within the next year to provide sufficient cash reserves to operate its clinical and research development operations with the assumption of no revenues.

FINANCING ACTIVITIES

The Company sold and issued to certain institutional investors $17.0 million (U.S.) of senior secured convertible debentures due January 4, 2010. The debentures are convertible any time at the option of the holders at a conversion price of $12.07 per share, subject to adjustments described further in the notes to the financial statements. As of the quarter ended January 31, 2008, the debentures carried an interest rate of 12%, a four percent increase from its initial rate. The increase in the rate was the result of certain interest rate provisions in the debentures where the trading ranges of Company's share price closes below the conversion price used to value the conversion rights. In circumstances where the Company's share price trades below the conversion price then in effect for a pre-determined period of time and the holders convert their debentures, the Company is obligated to make additional payments calculated using the interest methodology as defined in the debentures at the then applicable rate on the converted amount commencing on the conversion date through the maturity date of the debenture ("Interest to Maturity").

On August 31, 2007, as part of the financing amendment described below, the January 2007 debentures was amended to eliminate the trading volume equity conditions under the original debenture. These original conditions limited the ability of the Company to issue shares in lieu of cash when paying any interest obligation. The Company has amended the January 2007 warrants previously priced at $15.09 to $10.25 in exchange for the waiver of

the volume related equity conditions. The decrease in the warrant price resulted in a reduction of the warrant value of $1,496,000 and was reclassified to the equity component of share capital. The balance of the January 2007 notes and warrants remain unchanged from its original form.

On June 6, 2007, the Company sold and issued to certain institutional investors $25.0 million (U.S.) of senior secured convertible debentures due June 6, 2012 which were subsequently amended on August 31, 2007 and is described below.

Under the terms of the original financing the debentures were convertible any time at the option of the holders initially at a conversion price of $17.50 per share. The debentures carried an 8% interest rate payable semi-annually and were subject to increases in the rate between 10-15% pursuant to certain conditions where trading ranges of Company's share price closes below the conversion price then in effect. The interest rate was increased to 14% due to trading prices closing below the trading ranges of the debenture prior to the August 31, 2007 financing amendment.

Prior to the August 31, 2007 financing amendment, if circumstances occurred where the Company's share price trades below the conversion price then in effect for a pre-determined period of time and the holders convert their debentures, the Company is obligated to make additional payments calculated using the interest methodology as defined in the debentures at the then applicable rate on the converted amount commencing on the conversion date through the maturity date of the debenture ("Interest to Maturity").

On August 31, 2007, the Company amended the terms of the June 2007 financing to eliminate the Interest to Maturity provisions and reduce the then in effect adjusted interest rate of 14% to a 12% fixed rate. In exchange for these amendments, the conversion price has been amended to $8.76 from the original conversion price of $17.50. In addition, the warrants issued under the June 2007 financing have been re-priced to $10.25 from $20.63 and an additional 529,351 warrants have been issued for a total of 1,058,702. The decrease in the warrant price resulted in a reduction of the warrant value of $655,000 and was reclassified to the equity component of share capital.

The amended agreement also provides the holders with a once monthly 5% put option of principal amount at issuance. The put option provides the holder with the ability to request a portion of the principal to be repaid for cash, shares or some combination thereof. The Company has the option to pay the put obligation with shares if certain trading and equity conditions are met. The monthly put options are cumulative (if previous monthly put options are not exercised) but at no time can the holder request any amount in cash greater than the once monthly put option of 5% of the original principal amount plus any accrued interest.

The maximum monthly cash obligation under the put option assuming all holders issue a put in a given month is $1.28 million U.S. plus accrued interest. The first put option is available to the holders after October 31, 2007. As of March 13, 2008, no put options have been exercised.

INVESTING ACTIVITIES

For the three months ended January 31, 2008, $2,833 was spent on property and equipment additions, consisting of lab equipment. For the three months ended January 31, 2007, property and equipment additions totaled $76,650.

Patent additions totaled $28,623 for the three months ended January 31, 2008, compared to $55,890 for the three months ended January 31, 2007. These expenditures reflect the legal costs associated with our expanding patent-pending applications.

CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations as at January 31, 2008:

Contractual Obligations	**2009**	**2010**
Research contracts	$2,281,000	$0
Operating leases	$100,524	$44,024

The Company has entered into various research contracts. The initial deposits required upon acceptance of the contracts total $1,106,088 and have been appropriately accrued in the financial statements.

SIGNIFICANT ACCOUNTING POLICIES CHANGES

Effective May 1, 2007, the Company adopted the new recommendations of Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation, Section 3865, Hedges and Section 1530, Comprehensive Income. In accordance with the transitional provisions of the new standards, prior period financial statements were not restated.

Section 1530, Comprehensive Income

The section requires the presentation of comprehensive income and its components in a new financial statement. Comprehensive income is the change in the net assets of a company arising from transactions, events, and circumstances not related to shareholders. The Company has not recognized any adjustment through comprehensive income for the nine-month period ended January 31, 2008.

Section 3855, Financial Instruments – Recognition and Measurement, and Section 3861, Financial Instruments – Disclosure and Presentation

These sections establish standards for classification, recognition, measurement, presentation and disclosure of financial instruments (including derivatives) and non-financial derivatives in the financial statements. This standard prescribes when to recognize a financial instrument in the balance sheet and at what amount. Depending on their balance sheet classification, fair value or cost-based measures are used. This standard also prescribes the basis of presentation for gains and losses on financial instruments. Based on the financial classification, gains and losses on financial instruments are recognized in net income or other comprehensive income.

The Company has designated its financial instruments as follows:

- Cash and cash equivalents and short-term investments are classified as "Available-for-Sale" and carried at fair value and changes in fair value of financial assets are marked-to-market and recorded in other comprehensive income at each period end.
- Accounts payable, accrued liabilities and convertible debentures are classified as "Other Liabilities". After initial fair value measurement, they are measured at amortized cost using the effective interest rate method.

The new standard requires derivative instruments that may be recorded in other financial instruments (the "host instrument") to be treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument and are to be measured at fair value with subsequent changes recognized in other income. In accordance with CICA Handbook Section 3855, the Company conducted a search for embedded derivatives in all contractual arrangements and did not identify any embedded features that require separate presentation from the host contract.

As a result of adopting Section 3855, deferred financing costs relating to convertible notes, have been reclassified from deferred financing costs to convertible debentures on the consolidated balance sheet. These costs will be taken into earnings using the effective interest method over the life of the related debt.

Section 3865, Hedges

This section specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company's financial statements for the nine-month period ended January 31, 2008.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at March 13, 2008)

Authorized and Issued Share Capital

There were 26,875,373 common shares issued and outstanding for a total of $43,377,055 in share capital, net of share issue costs. There are no preferred shares issued.

Description of Options, Warrants and Convertible securities outstanding

Security Type	Number	Exercise Price	Expiry Date
Options	948,700	$1.60	4/25/08
Options	16,000	$1.16	7/15/08
Options	25,000	$1.20	9/5/08
Options	200,000	$1.50	3/15/09
Options	57,000	$2.53	9/28/08
Options	200,000	$2.25	9/28/10
Options	75,000	$2.47	9/28/08
Options	30,000	$5.27	2/16/09
Options	50,000	$7.44	4/8/09
Options	20,000	$7.96	5/6/09
Options	30,000	$7.96	5/6/10
Options	25,000	$6.18	6/27/10
Options	60,000	$6.97	9/13/10
Options	375,000	$7.23	10/6/10
Options	25,000	$6.97	12/15/10
Options	400,000	$7.60	2/28/13
Options	197,500	$7.35	3/7/11
Options	105,000	$6.80	6/8/10
Options	130,000	$6.44	6/28/10
Options	235,000	$14.16	1/4/11
Options	450,000	$15.90	5/14/12
Options	180,000	$12.07	9/18/11
Options	50,000	$12.95	11/1/11
Options	110,000	$12.88	2/11/12
Warrants	408,647	$10.25	1/4/11
Warrants	1,058,702	$10.25	6/6/12
Convertible debentures	22,800	$12.07	1/4/10
Convertible debentures	2,140,600	$8.76	6/6/12
Total	7,624,949	$1.16 to $15.90	

DISCLOSURE CONTROLS AND PROCEDURES

As of January 31, 2008, the President and Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") together with the Company's management have evaluated the design of the Company's disclosure controls and procedures. They concluded that the Company's disclosure controls and procedures can provide reasonable, not absolute, assurance that the objectives of the control systems are met.

INTERNAL CONTROLS

The CEO and CFO are responsible for designing internal control procedures over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company, due to its limited number of staff, has weaknesses in its control over financial reporting which are:

1. Due to the limited number of staff, it is not possible to achieve segregation of all duties. Management has attempted to mitigate the risk of material misstatement in financial reporting through a combination of extensive and detailed review by senior management and the board of directors. Where practicable, the Company will make necessary changes to improve the segregation of duties.
2. Due to the limited number of staff, the Company has a risk of material misstatement related to complex and non-routine complex accounting transaction. Management and Board reviews are utilized to mitigate these risks but there is no guarantee that a material misstatement would be prevented. The Company will attempt to remediate this weakness by employing outside consultants with the appropriate expertise when the need arises to assist with complex accounting and technical issues.

During the quarter ended January 31, 2008 we have not made any changes in the Company's internal controls over financial reporting that would materially affect, or is reasonable likely to materially affect, the Company's internal controls over financial reporting.

OUTLOOK

We continued to pursue our mission to be first-in-class in the research and early clinical development of revolutionary products. It is in this pursuit we achieved a great deal over the past year. Proof of concept was achieved in non human primate studies which demonstrated that RVX-208 increased levels of ApoA-I and functional HDL cholesterol significantly. As a result of these development milestones RVX-208 became our first clinical candidate moving into Phase I.

Our competitors in the field of HDL therapy witnessed disappointing clinical trial results reinforcing new key findings that the industry has learned; the need to develop products that target functional HDL particles. For Resverlogix, this reinforces the importance of our ability to demonstrate that we are influencing functional HDL via the ApoA-I pathway.

This has been a pivotal year for our science. We have moved closer in achieving our mission with the rapid advancement of our lead drug candidate, RVX-208, into human trials. We continue to plan forward and are now in discussions with leading Cardiovascular Imaging Research centers for Phase II IVUS proof of concept (POC) trials for atherosclerosis stabilization and regression. Our NexVas PR discovery program has produced numerous follow-on compounds with potent effects on ApoA-I. As a leader in ApoA-I/HDL field, we continue to focus on our primary objective which is to improve the quality and longevity of patients' who suffer the grievous burden of cardiovascular disease

We continue our partnering efforts with numerous leading global pharmaceutical organizations. Our product life cycle strategy for NexVas PR continues to expand and offer broad commercial pipeline opportunities for our pending pharmaceutical partner. This year saw the expansion into key research areas with high unmet medical need such as

Alzheimer's disease. Moving forward through clinical development and expanding market life cycle opportunities provides our technologies with accreted value and greater market potential for both our shareholders and pending pharmaceutical partner.

RISKS AND UNCERTAINTIES

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry. Accordingly, investments in biotechnology companies should be regarded as speculative. Biotechnology research and development involves a significant degree of risk. An investor should carefully consider the risks and uncertainties described below, as well as other information contained in this Management's Discussion and Analysis. The risks and uncertainties described below is not an exhaustive list. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company's business. If any one or more of the following risks occur, the Company's business, financial condition and results of operations could be seriously harmed. Further, if the Company fails to meet the expectations of the public market in any given period, the market price of the Company's common shares could decline.

Early Stage Development and Scientific Uncertainty

The Company is in an early stage of development, which may require significant additional investment for research and development, scale-up manufacturing, clinical testing, and regulatory submissions of product candidates prior to commercialization. There can be no assurance that any such products will actually be developed. A commitment of substantial time and resources is required to conduct research and clinical trials if the Company is to complete the development of any product. It is not known whether any of these product or process candidates will meet applicable health regulatory standards and obtain required regulatory approvals, or whether such products can be produced in commercial quantities at reasonable costs and be successfully marketed, or whether our products will achieve market acceptance, or if our investment in any such products will be recovered through sales or royalties.

In addition, products may cause undesirable side effects. Results of early pre-clinical research may not be indicative of the results that will be obtained in later stages of pre-clinical or clinical research. If regulatory authorities do not approve the products or if regulatory compliance is not maintained, the Company would have limited ability to commercialize our products, and our business and results of operations would be harmed. The Company may fail to develop any products, to obtain regulatory approvals, to enter clinical trials, or to commercialize any products.

Lack of Product Revenues and History of Losses

To date, the Company has not recorded any revenues from the sale of biopharmaceutical products, but has accumulated net losses of $54,514,621 to January 31, 2008. Losses are expected to increase in the near term as the Company continues its product development efforts, enter clinical trials and seek regulatory approval for the sale of our product for the treatment of cardiovascular disease. The Company expects to incur losses unless and until such time as payments from corporate collaborations, product sales and/or royalty payments generate sufficient revenues to fund its continuing operations. Quarter to quarter fluctuations in revenues, expenses and losses are also expected. The Company is unable to predict the extent of any future losses or when the Company will become profitable, if ever. Even if the Company does achieve profitability, it may not be able to sustain or increase profitability on an ongoing basis.

Review of Strategic Alternatives with UBS

The Company has engaged UBS to review the potential partnering of its technology to a leading life-sciences company. The evaluation is focused on reviewing what steps should be taken by the Company to secure a strategic agreement regarding the Company's technologies. The Company has not set a definitive timetable for completion of its evaluation. There can be no assurances that the evaluation process will result in any specific transaction that will be acceptable to the Company.

Financing Impact on Operations

As of January 31, 2008, the Company had outstanding face value CAD $21,419,911 of convertible debentures. The amount and the terms of the convertible debentures and other financial obligations could have important consequences for our operations. For example:

- We could increase our vulnerability to general adverse economic condition and industry conditions that could limit our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;
- We may we required to dedicate a substantial portion of our cash flow to the payment of principal and interest on the debentures, thereby reducing funds available to the Company for operations and any future business opportunities;
- We may limit our planning flexibility for, or ability to react to, changes in business plans or industry conditions;
- We may be placed at a competitive disadvantage with competitors who may have less indebtedness and other obligations or greater access to financing.

The January 2007 convertible debentures contain an adjusting interest rate based on the trading price of the Company's share and carry a range of 10%-15% that once adjusted can not be subsequently reduced. As of March 13, 2008, the rate of interest on the debenture financing is 12%. If the interest rate increases, the Company may not be able to meet its debt service obligations without issuing additional common shares.

The June 2007 convertible debentures which were subsequently amended on August 31, 2007 contain certain provisions which provides the holders with a once monthly 5% put option of principal amount at issuance. The put option provides the holder with the ability to request a portion of the principal to be repaid for cash, shares or some combination thereof. The Company has the option to pay the put obligation with shares if the Company maintains a closing bid price per common share equal to or greater than $4.00 and the Company's trading dollar volume is at least $250,000 for no less than 10 of 20 consecutive trading days prior to the exercise of the put. The monthly put options are cumulative (if previous monthly put options are not exercised) but at no time can the holder request any amount in cash greater than the once monthly put option of 5% of the original principal amount. If a put option is exercised and the obligation is satisfied with common shares, the number of shares issued will be based the lesser of (i) the volume weighted average price for the 5 consecutive trading days preceding the put date and (ii) the $8.76 per common share conversion price.

As of March 13, 2008, no put options have been exercised. The maximum monthly cash obligation under the put option assuming all holders issue a put in a given month is $1.28 million U.S. plus any accrued unpaid interest. If the debt holders exercise the put options, the financial obligations could impact the ability of the Company to fund its operations. For example:

- Put options involving cash could draw a substantial portion of available cash and thereby reduce our ability to funds operations

- Put options involving cash could impact the available cash required under the financing covenants as described in "Financing Covenants Governing Debentures".
- Put options and cumulative put options involving shares that are exercised below the conversion price will result in additional shares being issued than originally anticipated resulting in additional dilution for shareholders.

Financing Covenants Governing Debentures

Our financing contains certain covenants that could impair the Company' ability to take advantage of certain business opportunities that would be advantageous to the Company. The amended debenture contains certain covenants that among other things, limit our ability and the ability of our subsidiary to:

- Issue or incur new debt, excluding certain permitted debt, without offering to repurchase some portion of the debenture at the debt holder discretion.
- Company shall at all times have Available Cash of at least (i) $20,000,000 as of December 31, 2007; (ii) $15,000,000 as of March 30, 2008; (iii) $10,000,000 as of June 30, 2008; and (iv) $10,000,000 as of September 30, 2008, unless the outstanding principal and accrued interest is less than these values. – these are only applicable to the August 31, 2007 amendment of the June 2007 financing.
- Issue additional equity instruments such as common shares, options, convertible debt at a purchase price per share less than the conversion price then in effect. Any such issuance less than the conversion price in effect would result in the re-pricing of the conversion price to the new effective price.
- Issue additional new securities without offering 50% of the offered securities to the existing debenture holders.
- Purchase or redeem our capital stock
- Sell or otherwise dispose of assets

These restrictions could limit our ability to obtain future financing, make acquisitions or needed capital expenditures, withstand economic downturns in our industry or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise.

Financing Requirements and Access to Capital

The Company will require substantial additional funds for further research and development, planned clinical testing, regulatory approvals, establishment of pilot-scale manufacturing capabilities and, if necessary, the marketing and sale of its products. Based on our current understanding of expected expenditures, we believe we will require additional funding in the next fiscal year to continue to develop our clinical and discovery programs. The Company may attempt to raise additional funds for these purposes through public or private equity or debt financing, collaborations with other biopharmaceutical companies and/or from other sources. There can be no assurance that additional funding or partnership will be available on terms acceptable to the Company and which would foster successful commercialization of the products. Our future capital requirements will depend on many factors, such as the following:

- Establishing and maintaining collaborative partnering relationships;
- Continued scientific progress in our research, drug discovery and developmental programs;
- The size of our programs and progress with pre-clinical and clinical programs;
- Time and costs involved in obtaining regulatory approvals;

- Impact of the potential exercise of put and conversions from the convertible debt financing; and
- Competing technological and market developments, including the introduction by others of new therapies in our market.

Patents and Proprietary Technology

The Company's success will depend in part on its ability to obtain, maintain, and enforce patent rights, maintain trade secret protection and operate without infringing the proprietary rights of third parties. There can be no assurance that pending patent applications will be allowed and that the Company will develop additional proprietary products that are patentable, that issued patents will provide any competitive advantage or will not be challenged by any third parties, or that patents of others will not have an adverse effect on the ability to do business. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of the products, or design around the products patented by the Company. In addition, the Company may be required to obtain licenses under patents or other proprietary rights of third parties. No assurance can be given that any licenses required under such patents or proprietary rights will be available on terms acceptable to the Company. If such licenses are not obtained it could encounter delays in introducing one or more of its products to the market, while it attempts to design around such patents, or could find that the development, manufacturing or sale of products requiring such licenses could be foreclosed. In addition, the Company could incur substantial costs in defending itself in suits brought against it on such patents or in suits which it attempts to enforce its own patents against other parties.

Until such time, if ever, that patent applications are filed, the ability of the Company to maintain the confidentiality of its technology may be crucial to its ultimate possible commercial success. While procedures have been adopted to protect the confidentiality of its technology, no assurance can be given that such arrangements will be effective, that third parties will not gain access to trade secrets or disclose the technology, or that the Company can meaningfully protect its rights to its trade secrets.

Dependence on Collaborative Partners, Licensors and Others

The Company's activities will require it to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of its products. The Company entered into an exclusive licensing arrangement with Medtronic Inc. ("Medtronic"), a major medical technology devices company. The Company is eligible to receive certain payments upon successful completion of predefined milestones and would then be eligible to receive royalties on sales of any ReVas™ therapeutic component of novel drug-device combinations that result from this license agreement. The Company intends to attract other corporate partners and enter into additional research collaborations. There can be no assurance, however, that such collaborations will be established on favourable terms, if at all, or that its current Medtronic agreement or future collaborations will be successful. Failure to attract commercial partners for its products may result in the Company incurring substantial clinical testing, manufacturing and commercialization costs prior to realizing any revenue from product sales or result in delays or program discontinuance if funds are not available in sufficient quantities.

The licensing agreement with Medtronic would give them exclusive, worldwide rights to develop and commercialize its ReVas™ technology. Should Medtronic or any other collaborative partner fail to develop, manufacture, or commercialize successfully any product to which it has rights, or any partner's product to which the Company have rights, the business may be adversely affected. Failure of a collaborative partner to continue to

participate in any particular program could delay or halt the development or commercialization of products generated from such program. In addition, there can be no assurance that the collaborative partners will not pursue other technologies or develop alternative products either alone or in collaboration with others, including the Company's competitors, as a means for developing treatments for the diseases targeted by the Company's programs.

Furthermore, the Company will hold licenses for certain technologies and there can be no assurance that these licenses will not be terminated, or that they will be renewed on conditions acceptable to the Company. The Company may negotiate additional licenses in respect of technologies developed by other companies and academic institutions. Terms of license agreements to be negotiated may include, inter alia, a requirement to make milestone payments, which may be substantial. The Company will also be obligated to make royalty payments on the sales, if any, of products resulting from licensed technology and, in some instances, is responsible for the costs of filing and prosecuting patent applications.

Damages resulting from claims from former Employers

Many of the Company's employees were previously employed at universities or other biotechnology or pharmaceutical companies, including competitors or potential competitors. The Company could be subject to claims that these employees or the Company have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if the Company is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If the Company fails in defending such claims, in addition to paying money claims, the Company may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent the ability to commercialize certain product candidates, which could severely harm our business.

Rapid Technological Change

The biotechnology and pharmaceutical industries are characterized by rapid and substantial technological change. There can be no assurance that developments by others will not render the products or technologies noncompetitive, or that the Company will keep pace with technological developments. Competitors have developed or are developing technologies that could be the basis for competitive products. Some of these products have an entirely different approach or means of accomplishing the desired therapeutic effect and could be more effective and less costly than the products to be developed by the Company. In addition, alternative forms of medical treatment may be competitive with the Company's products.

Government Regulations and Regulation of Drug and Product Approval

Biotechnology, medical device and pharmaceutical companies operate in a high-risk regulatory environment. The manufacture and sale of products is governed by numerous statutes and regulations in the United States, Canada and other countries. The subject matter of such legislation includes approval of manufacturing facilities, controlled research and testing procedures, review and approval of manufacturing, preclinical and clinical data prior to marketing approval, as well as regulation of marketing activities, notably advertising and labeling. The process of obtaining necessary regulatory approvals is lengthy, expensive and uncertain. The Company or our collaborators may fail to obtain the necessary approvals to commence or continue pre-clinical or clinical testing or to

manufacture or market our potential products in reasonable time frames, if at all. In addition, governmental authorities in Canada, the United States, or other countries may enact regulatory reforms or restrictions on the development of new therapies that could adversely affect the regulatory environment in which the Company operates or the development of any products that may be developed. Many of the products and processes that are being currently developed require significant development, testing and the investment of significant funds prior to their commercialization. There can be no assurance that any of such products or processes will actually be developed to a commercial level. Completing clinical testing and obtaining required approvals is expected to take several years and to require the expenditure of substantial resources. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by the Company or by the FDA/TPD if it is determined at any time that the subjects or patients are being exposed to unacceptable risks. No assurance can be given that the product candidates will prove to be safe and effective in clinical trials or that the Company will receive the requisite regulatory approval. Moreover, any regulatory approval of a drug which is eventually obtained may be granted with specific limitations on the indicated uses for which that drug may be marketed or may be withdrawn if problems occur following initial marketing or if compliance with regulatory standards is not maintained.

Competition

Technological competition from pharmaceutical companies, biopharmaceutical companies and universities is intense and is expected to increase, in particular in the market for therapeutic products to treat, mitigate or prevent cardiovascular disease. Many potential competitors may have substantially greater product development capabilities or financial, scientific, marketing and human resources exceeding those of the Company. Moreover, competitors may develop products more quickly and obtain regulatory approval for such products more rapidly, or develop products which are more effective than those which the Company intends to develop. Research and development by others may render the Company's technology or products obsolete or noncompetitive or produce treatments or cures superior to any therapy developed or to be developed by the Company.

Dependence on Key Personnel

The Company depends on certain members of its management and scientific staff and the loss of services of one or more of whom could adversely affect the operations, research and development. In addition, the Company's ability to manage growth effectively will require it to continue to implement and improve its management systems and to recruit and train new employees. There can be no assurance that the Company will be able to successfully attract and retain skilled and experienced personnel.

Status of Healthcare Reimbursement

The ability to successfully market certain therapeutic products may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Significant uncertainty exists as to whether newly approved healthcare products will qualify for reimbursement. Furthermore, challenges to the price of medical products and services are becoming more frequent. There can be no assurance that adequate third-party coverage will be available to establish price levels, which would allow the Company to realize an acceptable return on its investment in product development.

Potential Clinical and Product Liability

The Company has entered into human clinical trials that involve inherent risks in the testing of unproven products. A large portion of the risk is mitigated through the highly regulated approval process within the clinical laboratory, as well as clinical insurance coverage, but a certain level of risk remains. Product liability insurance is costly, availability is limited and may not be on terms which would be acceptable to the Company, if at all. An inability to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the continuation of clinical trials and the commercialization of potential products in the future. A product liability claim brought against the Company or withdrawal of a product from the market at a future date, could have a material adverse effect upon the Company and its financial condition.

Volatility of Share Price, Absence of Dividends and Fluctuation of Operating Results

Market prices for the securities of biotechnology companies, including the Company, have historically been highly volatile. Factors such as fluctuation of the Company's operating results, announcements of technological innovations, patents or new commercial products by the Company or competitors, results of clinical testing, partnering activities, regulatory actions, or public concern over the safety of biopharmaceutical products and other factors could have a significant effect on the share price or trading volumes for the common shares. The Company's common shares have been subject to significant price and volume fluctuations and may continue to be subject to significant price and volume fluctuations in the future. Resulting fluctuations below the conversion prices on the convertible debt financing could have an adverse affect on the Company's cash flow or a dilution of ownership from the issuance of common stock, if the holders of the debt choose to exercise conversion or puts on the debt at such a time where the Company's shares are trading on the stock market below the conversion prices then in effect. Such an action would obligate the Company to pay interest to maturity of the Convertible Debt in the form of cash, common stock or a combination thereof. The Company has not paid dividends to date and does not expect to pay dividends in the foreseeable future.

U.S. Investors Civil Liabilities

The Company was formed under the laws of Alberta, Canada. Some of the members of the board of directors and officers are residents of countries other than the U.S. As a result, it may be impossible for U.S. investors to affect service of process within the U.S. upon the Company or these persons or to enforce against the Company or these persons any judgments in civil and commercial matters, including judgments under U.S. federal or state securities laws. In addition, a Canadian court may not permit U.S. investors to bring an original action in Canada or to enforce in Canada a judgment of a state or federal court in the U.S.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

Notice to Reader

The management of Resverlogix Corp. is responsible for the preparation of the accompanying interim consolidated financial statements. The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

These interim financial statements have not been reviewed by an auditor. These interim consolidated financial statements are unaudited and included all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Dated: March 13, 2008.

signed "Donald J. McCaffrey"
President and CEO

signed "Kelly McNeill"
CFO

RESVERLOGIX CORP.

Interim Consolidated Balance Sheets

	January 31, 2008 (unaudited)	April 30, 2007
Assets		
Current assets:		
Cash and cash equivalents	$ 1,833,598	$ 543,182
Short term investments	20,993,723	12,183,765
Prepaid expenses and deposits	1,667,989	851,322
	24,495,310	13,578,269
Property and equipment (note 3)	967,391	940,526
Intellectual property and patents (note 4)	582,584	518,160
Deferred financing costs (note 5)	–	1,574,906
	$26,045,285	$16,611,861
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 2,118,855	$ 2,564,477
Accrued interest on debentures	214,199	483,815
	2,333,054	3,048,292
Convertible debentures (note 5)	13,309,448	14,694,289
Shareholders' equity: (note 6)		
Common shares	41,259,235	20,540,096
Convertible debentures equity component	2,417,097	1,320,428
Contributed surplus	12,708,466	6,746,518
Warrants	8,532,606	3,627,737
Deficit	(54,514,621)	(33,365,499)
	10,402,783	(1,130,720)
Nature of operations (note 1)		
Commitments (note 7)		
	$26,045,285	$16,611,861

See accompanying notes to the interim consolidated financial statements.

RESVERLOGIX CORP.

Interim Consolidated Statements of Operations and Deficit

	Three months ended January 31, 2008	Three months ended January 31, 2007	Nine months ended January 31, 2008	Nine months ended January 31, 2007
	(unaudited)		(unaudited)	
Revenue:				
Interest income	$ 274,140	$ 49,714	$ 928,081	$ 138,048
Gain on sale of short term investments	–	–	–	514
	274,140	49,714	928,081	138,562
Expenses:				
Research and development	3,151,489	3,120,495	10,236,715	6,407,941
General and administrative	723,558	523,703	1,908,308	1,540,677
Stock-based compensation	1,786,670	547,268	6,091,298	1,331,196
Interest and accretion on convertible debentures	983,327	117,936	3,750,796	117,936
Depreciation and amortization	116,491	111,500	345,752	264,349
Amortization of financing costs	–	130,227	–	130,227
Foreign exchange loss (gain)	(230,383)	73,163	(255,666)	82,115
	6,531,152	4,624,292	22,077,203	9,874,441
Loss for the period	6,257,012	4,574,578	21,149,122	9,735,879
Deficit, beginning of period	48,257,609	20,196,799	33,365,499	14,383,714
Share repurchase (note 6)	–	–	–	651,784
Deficit, end of period	$54,514,621	$ 24,771,377	$54,514,621	$24,771,377
Loss per common share – basic and diluted	$ 0.24	$ 0.19	$ 0.83	$ 0.40
Weighted average number of common shares	26,419,983	24,078,698	25,494,587	24,072,253

See accompanying notes to the interim consolidated financial statements.

RESVERLOGIX CORP.

Interim Consolidated Statements of Cash Flows

	Three months ended January 31, 2008	Three months ended January 31, 2007	Nine months ended January 31, 2008	Nine months ended January 31, 2007
	(unaudited)		(unaudited)	
Cash provided by (used in):				
Operations:				
Loss for the period	$(6,257,012)	$(4,574,578)	$(21,149,122)	$(9,735,879)
Items not involving cash:				
Stock-based compensation	1,786,670	547,268	6,091,298	1,331,196
Depreciation and amortization	116,491	111,500	345,752	264,349
Debenture accretion	266,335	–	1,305,932	–
Amortization of financing costs	–	130,227	–	130,227
Unrealized foreign exchange gain	(17,408)	3,261	(51,110)	(209)
Gain on sale of short term investments	–	–	–	(514)
	(4,104,924)	(3,782,322)	(13,457,250)	(8,010,830)
Changes in non-cash working capital:				
Accounts receivable	–	3,000	–	–
Prepaid expenses and deposits	(975,383)	(279,128)	(816,667)	(262,351)
Accounts payable and accrued liabilities	554,643	415,449	(418,417)	958,711
Accrued interest on debentures	(287,600)	117,936	(245,713)	117,936
	(4,813,264)	(3,525,065)	(14,938,047)	(7,196,534)
Financing:				
Proceeds on issue of convertible debentures (net of issue costs)	–	18,216,902	25,405,281	18,216,902
Proceeds from exercise of options and warrants	174,250	34,640	243,950	240,866
Interest expenses paid in common shares	1,005,850	–	1,833,967	–
Share repurchase	–	–	–	(775,006)
Unrealized foreign exchange gain	827,294	–	(2,007,737)	–
	2,007,394	18,251,542	25,475,461	17,682,762
Investing:				
Short term investments	(294,344)	(12,631,892)	(9,135,408)	(10,753,391)
Property and equipment additions	(2,833)	(76,650)	(341,955)	(438,576)
Patent additions	(28,623)	(55,890)	(95,085)	(291,528)
Unrealized foreign exchange loss	155,256	(21,450)	325,450	(21,450)
	(170,544)	(12,785,882)	(9,246,998)	(11,504,945)
Increase (decrease) in cash and cash equivalents	(2,976,414)	1,940,595	1,290,416	(1,018,717)
Cash and cash equivalents, beginning of period	4,810,012	99,854	543,182	3,059,166
Cash and cash equivalents, end of period	$ 1,833,598	$ 2,040,449	$ 1,833,598	$ 2,040,449

See accompanying notes to the Interim consolidated financial statements.

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements

As at January 31, 2008 and 2007

The interim consolidated financial statements of Resverlogix Corp. (the "Company") were prepared by management using accounting policies and methods of their application consistent with those used in the preparation of the Company's audited consolidated financial statements for the year ended April 30, 2007. The disclosure, which follows, is incremental to the disclosure included with the annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended April 30, 2007.

1. Nature of operations:

The Company is moving through the research and development stages of biopharmaceutical development. Early drug development stages such as discovery, preclinical, and lead optimization can take several years to complete. The environment of drug development is a long process, and as such the Company has not generated any commercial revenue or a customer base.

The Company has the following projects under development:

(a) NexVas™Plaque Regression (PR):

The Company's lead technology NexVas™ is an ApoA1/high-density lipoprotein (HDL) enhancement program. ApoA1 is the key building block cardio protective protein of HDL (the good cholesterol). ApoA1/HDL enhancement technology focuses on the treatment of numerous cardiovascular diseases including the reversal of atherosclerotic plaque.

(b) NexVas™Vascular Inflammation (VI) / ReVas™:

The NexVas™VI program emphasizes the involvement of chronic inflammation in the formation of atherosclerotic plaques. The focus is to identify novel small molecules that regulate pro-inflammatory mediators of atherosclerosis.

ReVas™ technology is dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of cardiovascular disease, in particular restenosis.

(c) NexVas™ Alzheimer's Disease (AD):

The NexVas™AD program is a discovery stage technology for the development of drugs that enhance ApoA-I for stabilization and regression of Beta Amyloid Plaque.

(d) TGF-β Shield™:

This technology is an approach to suppress the ability of cancers to avoid the immune system's cancer killing activity, and has been re-engineered to treat fibrotic diseases of the eye, liver, lung, heart and kidney. The initial technology was acquired in June 2003. In July 2004, the Company filed a patent application to protect the therapeutic applications of this technology.

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 2

As at January 31, 2008 and 2007

1. Nature of operations continued:

Research and development expenditures on these projects are as follows:

	Three months ended January 31,		Nine months ended January 31,		Cumulative since inception
	2008	2007	2008	2007	
NexVas PR	$3,062,230	$2,596,008	$ 9,564,944	$5,624,033	$24,235,979
NexVas VI / ReVas	79,200	428,594	635,934	633,306	1,791,229
TGF-β Shield	10,059	95,893	35,837	150,602	725,350
	$3,151,489	$3,120,495	$10,236,715	$6,407,941	$26,752,558

As the Company has no established revenue base, it is reliant on equity financing for funding its projects under development. At January 31, 2008, the Company had $22.2 million of working capital including $22.8 million of cash and short term investments. In June 2007, the Company raised U.S. $25.0 million through convertible debenture financing issued to certain institutional investors. Management will need to pursue financing within the next year to ensure it has sufficient capital to fund its development and corporate operations beyond January 31, 2009.

2. Changes in accounting policies:

Effective May 1, 2007, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation, Section 3865, Hedges and Section 1530, Comprehensive Income. In accordance with the transitional provisions of the new standards, prior period financial statements were not restated.

a) Comprehensive Income:

Section 1530, introduces a new financial statement which shows the change in equity of an enterprise during a period from transaction and other events arising from non-owner sources. The Company has not recognized any adjustment through comprehensive income for the nine-month period ended January 31, 2008.

b) Financial Instruments – recognition and measurement; disclosure and presentation

Sections 3855 and 3861, establish standards for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. The Company is required to designate its financial instruments into one of five categories, which determine the manner of evaluation of each instrument and the presentation of related gains and losses. Depending on the financial instruments' classifications, changes in subsequent measurement are recognized in net income or comprehensive income.

2. Changes in accounting policies (continued):

The Company has designated its financial instruments as follows:

- Cash and cash equivalents and short-term investments are classified as "Available-for-Sale" and carried at fair value and changes in fair value of financial assets are marked-to-market and recorded in other comprehensive income at each period end.
- Accounts payable, accrued liabilities and convertible debentures are classified as "Other Liabilities". After initial fair value measurement, they are measured at amortized cost using the effective interest rate method.

The new standard requires derivative instruments that may be recorded in other financial instruments (the "host instrument") to be treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument and are to be measured at fair value with subsequent changes recognized in other income. In accordance with CICA Handbook Section 3855, the Company conducted a search for embedded derivatives in all contractual arrangements and did not identify any embedded features that require separate presentation from the host contract.

As a result of adopting Section 3855, deferred financing costs of $1,574,906 as at April 30, 2007 relating to convertible notes, have been reclassified from deferred financing costs to convertible debentures on the consolidated balance sheet. These costs will be taken into earnings using the effective interest method over the life of the related debt.

c) Equity

Section 3251, Equity, describes standards for the presentation of equity and changes in equity for the reporting period as a result of the application of Section 1530, Comprehensive Income. This standard did not have an impact on the Company's financial statements for the nine-month period ended January 31, 2008.

d) Hedges

Section 3865, Hedges specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company's financial statements for the nine-month period ended January 31, 2008.

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 4

As at January 31, 2008 and 2007

3. Property and equipment:

January 31, 2008	Cost	Accumulated depreciation	Net book value
Laboratory equipment	$ 1,371,342	$ 544,767	$ 826,575
Office furniture and equipment	65,093	43,241	21,852
Computer equipment	181,348	135,979	45,369
Computer software	77,927	69,453	8,474
Leasehold improvements	463,314	398,193	65,121
	$ 2,159,024	$ 1,191,633	$ 967,391

April 30, 2007			
Laboratory equipment	$ 1,048,140	$ 415,826	$ 632,314
Office furniture and equipment	61,984	34,669	27,315
Computer equipment	173,493	107,080	66,413
Computer software	76,582	63,462	13,120
Leasehold improvements	456,870	255,506	201,364
	$ 1,817,069	$ 876,543	$ 940,526

4. Intellectual property and patents:

January 31, 2008	Cost	Accumulated amortization	Net book value
Acquired property (NexVas)	$ 818	$ 170	$ 648
Patents	667,855	85,919	581,936
	$ 668,673	$ 86,089	$ 582,584

April 30, 2007			
Acquired property (NexVas)	$ 818	$ 136	$ 682
Patents	712,193	65,207	646,986
Patent abandonment	(139,423)	(9,915)	(129,508)
	$ 573,588	$ 55,428	$ 518,160

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 5

As at January 31, 2008 and 2007

5. Convertible debentures:

Convertible debentures and its equity components consist of the following:

	U.S. $17 million Carrying Value	U.S. $25 million Carrying Value	Total Amount
January, 2007 debenture issuance	$ 19,280,980	$ –	$ 19,280,980
Warrants issued to debenture holders	(3,627,737)	–	(3,627,737)
Portion allocated to equity	(1,320,428)	–	(1,320,428)
Accretion of non-cash interest expense	407,640	–	407,640
Foreign exchange translation	(694,166)	–	(694,166)
Balance, April 30, 2007	$ 14,694,289	$ –	$ 14,694,289
June, 2007 debenture issuance	$ –	$26,630,000	$26,630,000
August, 2007 debenture amendment – accrued interest	127,649	655,411	783,060
Debenture issue costs	(1,568,212)	(2,014,474)	(3,582,686)
August, 2007 amended warrants to debenture holders	1,496,385	(6,401,254)	(4,904,869)
August, 2007 amended portion allocated to equity	(1,496,385)	(2,857,421)	(4,353,806)
Conversions to common shares	(12,496,900)	(2,757,835)	(15,254,735)
Accretion net of interest expense	513,473	792,459	1,305,932
Foreign exchange translation	(1,035,144)	(972,593)	(2,007,737)
Balance January 31, 2008	$ 235,155	$ 13,074,293	$ 13,309,448

U.S. $17,000,000 Convertible Debenture Financing

The Company issued $17.0 million (U.S.) of senior secured convertible debentures on January 4, 2007 that mature on January 4, 2010, and carried a coupon rate of 8% per annum at inception paid semi-annually on July 1 and January 1 of each year. The interest rate may be increased pursuant to certain conditions where trading ranges of Company's share price closes below the conversion price used to value the conversion rights. Where such conditions occur, the debenture's coupon rate can range between 10%-15% per annum and can not be subsequently decreased. As of the quarter ended January 31, 2008, the debentures carried an interest rate of 12%, a four percent increase from its initial rate.

The debentures are convertible any time at the option of the holders into common shares at a conversion price of $12.07 per share, subject to certain anti-dilution adjustments which would reduce the price if the Company issues additional common shares or financial instruments that can be converted to common shares below the conversion price.

The Company, at its option, can initiate a mandatory conversion of the debentures into common shares in equal one-third conversion amounts under the following conditions:

(i) Mandatory conversion of equal one-third principal amounts at 130%, 150% and 175% of the conversion price in effect after May 4, 2007-January 4, 2008, January 5, 2007 – July 4, 2007 and July 5, 2008 to the maturity of the debt respectively.

5. Convertible debentures (continued):

(ii) Average daily trading volumes on the trading market are at least 100,000 shares for 20 consecutive trading days.

(iii) Each of the equity conditions has been satisfied during such 20 trading days and through the applicable conversion date.

The Company at its option may, subject to certain restrictions, pay the semi-annual interest in the form of cash, common shares or some combination thereof. If the interest obligation is paid in shares, the number of common shares issued will be based on the interest obligation divided by 90% of the volume weighted average price for the 5 trading days preceding the interest payment date. The Company may elect to pay in common shares in whole or in part, if certain equity conditions are met unless otherwise waived by the debenture holder. The Company elected to pay its January 1, 2008 semi-annual interest obligation of $11,318 U.S. with 802 common shares.

In circumstances where the Company's share price trades at or below the conversion price then in effect for a pre-determined period of time and the holders converts their debentures at such time, the Company is obligated to make additional payments using the interest methodology at defined in the debenture agreement at the then applicable rate on the converted amount commencing on the conversion date through to the end of the maturity date of the debenture ("Interest to Maturity"). The Company, at its election, can pay the interest in cash, common shares or some combination thereof. If the obligation is paid in shares, the formula noted in the previous paragraph will be used to determine the number of shares issued.

In the event of default on the convertible debenture or upon a change of control, the holder has the option to require the Company to repurchase all or any portion of the outstanding principal at a price equal to the greater of 125% of (i) the outstanding principal, plus all accrued interest or (ii) the 5 consecutive day average closing price attributed to the underlying shares, plus all accrued interest.

As part of the issuance of the debentures 408,647 accompanying warrants were issued to the holders of the convertible debt at an exercise price of $15.09 per share which was subsequently amended to $10.25 further described below. The exercise price is subject to certain anti-dilution adjustments which would reduce the price if the Company issues additional common shares or financial instruments that can be converted to common shares below the conversion price.

The Company as part of the August 31, 2007 financing amendment (see "***Amended U.S. $25,000,000 Convertible Debenture Financing***"), the January 2007 debentures has been amended to eliminate the trading volume equity condition of $250,000 for 20 consecutive trading days preceding payment dates for interest or Interest to Maturity obligations under the original debenture. These original conditions limited the ability of the Company to issue shares in lieu of cash when paying any interest obligation. The Company has amended the January 2007 warrants as noted above in exchange for the waiver of the trading volume related equity condition. The balance of the January 2007 notes and warrants remain unchanged from its original form.

RESVERLOGIX CORP.

5. Convertible debentures (continued):

Amended U.S. $25,000,000 Convertible Debenture Financing

On August 31, 2007, the Company amended the terms of the $25 million U.S. June 2007 convertible debentures to eliminate the Interest to Maturity provisions which were equivalent to the January 2007 financing noted above and reduce the then in effect adjusted interest rate of 14% to a 12% fixed rate. In exchange for these amendments, the conversion price has been amended to $8.76 from the original conversion price of $17.50. In addition, the warrants issued under the June 2007 financing have been re-priced to $10.25 from $20.63 and an additional 529,351 warrants have been issued for a total issuance of 1,058,702.

The debentures are convertible any time at the option of the holders into common shares at a conversion price of $10.25 per share, subject to certain anti-dilution adjustments which would reduce the price if the Company issues additional common shares or financial instruments that can be converted to common shares below the conversion price.

The amended agreement also provides the holders with a once monthly 5% put option of principal amount at issuance. The put option provides the holder with the ability to request a portion of the principal to be repaid for cash, shares or some combination thereof. The Company has the option to pay the put obligation with shares if the closing bid price for common shares at the time of the put date is greater than $4.00 and the total dollar value traded on the trading market for no less than 10 of such 20 consecutive Trading Days shall be at least $250,000 ("Equity Conditions"). The monthly put options are cumulative, where the previous monthly put options are not exercised, but at no time can the holder request any amount in cash greater than the once monthly put option of 5% of the original principal amount plus accrued interest. The cumulative put in excess of the 5% monthly put option ("Excess put") can be paid in common shares and is not subject to the Equity Conditions. The first put option is available to the holders after October 31, 2007. As of the quarter ended January 31, 2008, no put options have been exercised by the debenture holders.

The Company at its option may, subject to certain restrictions, pay the semi-annual interest in the form of cash, common shares or some combination thereof. If the interest obligation is paid in shares, the number of common shares issued will be based on the interest obligation divided by 90% of the volume weighted average price for the 5 trading days preceding the interest payment date. The Company may elect to pay in common shares in whole or in part, only if the Equity Conditions are met, unless otherwise waived by the debenture holder. The Company elected to pay its January 1, 2008 semi-annual interest obligation of $873,826 U.S. with 58,934 common shares and $42,018 U.S. in cash.

The Company has a mandatory conversion option after June 30, 2008 which requires the holders to convert all of their debentures to common shares when the Company's share price trades over $18.00, subject to certain trading conditions.

5. Convertible debentures (continued):

In the event of default on the convertible debenture or upon a change of control, the holder has the option to require the Company to repurchase all or any portion of the outstanding principal at a price equal to the greater of 125% of (i) the outstanding principal, plus all accrued interest or (ii) the 5 consecutive day average closing price attributed to the underlying shares, plus all accrued interest.

Unless permitted under Canadian securities legislation, the holders of the debentures, warrants and common shares underlying the debentures and warrants were not be able to trade the debentures, warrants or common shares underlying the debentures and warrants until October 8, 2007.

The amended principal balance at August 31, 2007 for the January and June 2007 outstanding convertible debentures is U.S. $7,407,302 and U.S. $25,603,736 respectively, which includes accrued interest of U.S. $120,834 and U.S. $620,270 up to the date of the amendment.

The warrants have been valued for financial statement presentation using the Black-Scholes option pricing model with assumptions that are further described in Share Capital under note 7 of the financial statements. The value of the warrants has been deducted from the carrying value of the convertible debentures.

In accordance with GAAP, the Company's convertible debentures are accounted for as a compound financial instrument and is classified as debt with a portion of the proceeds allocated to equity representing the value of the conversion feature. The debt component is measured at the issue date as the present value of cash payments of interest and principal due under the terms at a rate which approximates the estimated interest rate of a similar non-convertible financial instrument with comparable terms and risk. The difference between the value as determined in this manner and the face value of the convertible debentures has been allocated to equity. Upon conversion, a portion of the debt and equity are transferred to share capital. The debt balance associated with convertible debentures accretes over time to the amount owing on maturity and such increases in the debt balance are reflected as non-cash interest expense in the statement of operations and deficit.

Interest to Maturity obligations in the quarter were settled with 7,318 common shares which had a carrying a value of $83,000 U.S. The shares issued to settle this obligation are treated as an equity instrument as part of the conversion rights for financial statement presentation purposes and therefore are a discount to the corresponding debt conversion price with no corresponding carrying value in the financial statements.

Issue costs incurred in connection with the issuance of the January 2007 convertible debentures were $1,764,153 and were classified as of April 30, 2007 as deferred financing charges that were amortized over the life of the debt. As of May 1, 2007 the net book value of $1,568,212 has been reclassified from deferred financing costs to the convertible debentures as a result of adopting the new accounting standard. These costs will be taken into earnings using the effective interest method over the life of the related debt.

RESVERLOGIX CORP.

5. Convertible debentures (continued):

Issue costs incurred in connection with the issuance of the June 2007 convertible debentures were $1,988,019. Additional costs of $26,455 for the incurred to amend the financing during the quarter. These costs were recorded net of the convertible debentures and will receive similar accounting treatment as a result of adopting the new accounting standard.

6. Share capital:

(a) Issued and outstanding:

Common shares	Number of shares	Amount
Balance, April 30, 2006	24,127,789	$20,313,242
Issued on exercise of warrants	68,742	206,226
Issued on exercise of stock options	29,000	34,640
Transfer from warrants on exercise of warrants		83,520
Transfer from contributed surplus on exercise of options		25,690
Shares repurchased and cancelled	(127,500)	(123,222)
Balance, April 30, 2007	24,098,031	20,540,096
Conversion of debentures	2,349,183	15,254,735
Interest costs paid in common shares	145,223	1,833,967
Issued on exercise of stock options	35,000	373,300
Transfer from equity component on conversion of debentures		3,257,137
Balance, January 31, 2008	26,627,437	$41,259,235

(b) Normal Course Issuer Bid:

On August 11, 2006, the Company announced a second Normal Course Issuer Bid allowing the Company to repurchase up to 150,000 common shares during the period of August 14, 2006 to August 13, 2007 at the market price at the time of the repurchase. In 2007, the Company acquired 82,200 of its common shares at an average price of $5.91 per share. The total cost of this program including commissions is $490,796. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit. All common shares repurchased by the Company were cancelled.

(c) Stock options:

The Company has a stock option program whereby the Company may grant options to its directors, officers, employees and consultants for up to 10% of the issued and outstanding common shares. The majority of options fully vest over two to three years and have a two to five year term.

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 10

As at January 31, 2008 and 2007

6. Share capital (continued):

(c) Stock options:

	January 31, 2008		April 30, 2007	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	3,297,200	$ 5.16	2,896,200	$ 4.05
Options re-priced	–	–	–	.70
Granted at greater than or equal to market price	680,000	14.67	470,000	10.38
Exercised	(35,000)	6.97	(29,000)	1.19
Expired	(50,000)	6.97	(40,000)	7.25
Outstanding at end of period	3,892,200	$ 6.78	3,297,200	$ 5.16
Weighted average remaining contractual life	2.5 years		2.8 years	

The weighted average fair value of the options granted during the nine months ending January 31, 2008 was $9.54 per option using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	4%
Expected life	4 to 5 years
Expected volatility	84% - 95%

(d) Warrants:

As part of the issuance of convertible debentures 529,351 accompanying warrants were issued to the holders of the convertible debt at an exercise price of $20.63 per share. In August 2007, the warrants issued under the financing have been re-priced to $10.25 and an additional 529,351 warrants have been issued as part of the Amended U.S. $25,000,000 Convertible Debenture Financing.

RESVERLOGIX CORP.

6. Share capital (continued):

(d) Warrants (continued):

The following table summarizes the changes in common share purchase warrants outstanding:

	Number of warrants	Amount	Weighted average exercise price
Outstanding, April 30, 2006	68,742	$ 83,520	$ 3.00
Granted in connection with convertible debentures	408,647	3,627,737	15.09
Exercised during period	(68,742)	(83,520)	3.00
Outstanding, April 30, 2007	408,647	3,627,737	15.09
Granted in connection with convertible debentures	529,350	7,056,116	20.63
Cancelled	(937,997)	(10,683,853)	18.22
Amended in connection with convertible debentures	1,467,349	8,532,606	10.25
Outstanding, January 31, 2008	1,467,349	$ 8,532,606	$ 10.25

(e) Contributed surplus:

The changes in contributed surplus balance are as follows:

	Amount
Balance, April 30, 2006	$ 2,347,073
Options exercised	(25,690)
Fair value of options granted	4,425,135
Balance, April 30, 2007	6,746,518
Options exercised	(129,350)
Fair value of options granted	6,091,298
Balance, January 31, 2008	$12,708,466

6. Share capital (continued):

(f) Convertible debentures equity component:

The changes in convertible debentures equity component balance are as follows:

	Amount
Balance, April 30, 2007	$ 1,320,428
June 2007 financing equity component	2,202,559
August 31, 2007 financing amendment	2,151,247
Reclassified to common shares capital on conversion of debentures	(3,257,137)
Balance, January 31, 2008	$2,417,097

In August 2007, the Company revised the pricing of warrants issued to debenture holders resulting in a net decrease in the warrant values from the January and June 2007 debenture financing. The net decrease in warrant value has been allocated to the equity component of share capital.

(g) Per share amounts:

The loss per share has been calculated based on the weighted average shares outstanding during the period. The effect upon the conversion of stock options and warrants is anti-dilutive.

7. Commitments:

The Company has entered into various research contracts. The initial deposits required upon acceptance of the contracts total $1,106,088 and have been appropriately accrued in the financial statements. In addition, the Company is committed to pay $2,281,000 for completion of the research and compound production, and all payments are anticipated in the next year.

As at January 31, 2008, the Company was committed to operating lease payments for office and laboratory premises as follows:

2009	$ 100,524
2010	44,024

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, ***Kelly McNeill, CFO of ResVerlogiX Corp.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***ResVerlogiX Corp.***, (the issuer) for the interim period ending ***January 31, 2008***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 14, 2008

signed "Kelly McNeill"

Kelly McNeill
CFO

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, ***Donald J. McCaffrey, President and CEO of ResVerlogiX Corp.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***ResVerlogiX Corp.***, (the issuer) for the interim period ending ***January 31, 2008***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 14, 2008

signed "Donald J. McCaffrey"

Donald J. McCaffrey
President and CEO

-35003

RESVERLOGIX

Interim Management's Discussion and Analysis
Form 51-102F1
For the Quarter Ended January 31, 2008

March 13, 2008

March 13, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of operations and financial position should be read in conjunction with Resverlogix Corp.'s (herein "Resverlogix" or the "Company") January 31st, 2008 unaudited financial statements and should also be read in conjunction with the audited financial statements and Management's Discussion and Analysis for the year ended April 30, 2007. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP).

Information which is included herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "anticipates", "plans", "intends", "will", "should", "expects", "continue", "estimate", "forecasts" and other similar expressions, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, events or developments to be materially different from those expressed or implied by such forward-looking statements. These risks include, but are not limited to those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel.

Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Given these risks and uncertainties, readers are cautioned not to place any undue reliance on such forward-looking statements. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. The Company's primary focus is to become a leader in the research, development and commercialization of novel therapeutics that reduce the risk of cardiovascular disease (CVD). The Company's secondary research focus is on fibrotic disorders and cancer.

The Company has developed three separate programs in the CVD area of research. The primary CVD program is NexVas™ Plaque Regression (NexVas™ PR) which targets ApoA-I enhancement via novel small molecules for plaque stabilization and regression. ApoA-I is the key building block of HDL, the "good cholesterol". NexVas™ Vascular Inflammation (NexVas™ VI), the Company's second CVD program, is a research stage technology focused on molecular targets of vascular inflammation. The development of anti-inflammatory agents is poised to play a potentially significant role in the prevention of cardiovascular risk. ReVas™ is the Company's third cardiovascular program dedicated to

the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis.

The Company has initiated a new discovery program in the area of cognitive disorders from its current NexVas technology platform. NexVas™ Alzheimer's Disease (NexVas AD) is a discovery stage technology for the development of drugs that enhance ApoA-I for stabilization and regression of Beta Amyloid Plaque. Epidemiological and mechanistic evidence indicate a link between low ApoA-I/HDL and neurodegenerative disease such as Alzheimer's Disease.

TGF-β Shield™ is a dual focused program that aims to address the unmet medical need of grievous proliferate diseases, such as cancer and fibrosis, with a TGF-β inhibitor. The Company is focused on the development of a therapeutic approach to modulate the deleterious effects of TGF-β in cancers and fibrotic diseases, such as ophthalmic conditions of the eye.

The Company is focused on the primary stages of drug development, leading to early stage clinical studies. This core strategy avoids the significant costs and unknown results of the final phases of the drug development process (late stage clinical trials) by either licensing or selling its technology prior to late stage trials. The pursuit of this strategy allows the Company to mitigate a major portion of the biotech investment risk.

Intellectual Property

The Company devotes significant resources to ensure protection of ideas and inventions related to core areas of business. The Company has rights to an intellectual property portfolio that covers several compositions, methods and treatments for cardiovascular and inflammatory disease, cancers and fibrotic indications.

As of March 13, 2008, Resverlogix currently has seven families of patent applications filed, comprising of one issued US patent application and numerous pending applications. This includes non-provisional US and Patent Cooperation Treaty (PCT) applications. The pending patent applications are interrelated and assert rights to substantially similar inventions in different jurisdictions.

The Company's intellectual property strategy is to build a strong patent portfolio around the core technology that is important to the development of leading edge medicines. The Company's offensive and defensive strategies are to be the first to identify, isolate, and patent therapeutic agents with commercial importance, to seek out and license intellectual property believed to be useful in connection with potential products, and to control public disclosures.

The Company also believes that its know-how will provide a significant competitive advantage, and intends to continue to develop and protect its proprietary tools, methods and trade secrets. It is our policy to require employees, consultants, members of our Scientific and Clinical Advisory Board and other third parties in collaborative agreements to execute confidentiality agreements. Employee, consultant and contract research organization agreements specify that all inventions resulting from work performed utilizing the Company's property, business strategies, and work completed during employment/services performed are the Company's exclusive property to the extent permitted by law.

Trademarks

"NexVas", "ReVas", and "TGF-β Shield" are trademarks of Resverlogix Corp. in Canada and the United States."

Shares of Resverlogix trade on the Toronto Stock Exchange under the symbol, RVX.

HIGHLIGHTS AND CURRENT DEVELOPMENTS

The Company is encouraged by the scientific development of NexVas™ CVD program. The Company's science has progressed very quickly from a drug discovery stage of biotechnology research, to proof-of-concept, and has commenced phase I clinical studies for its NexVas PR technology. The hiring of world renowned experts and dedicated staff has made a significant contribution to the rapid progression in furthering the development of the Company's CVD research programs.

Scientific Developments

In May 2007, the Company announced the demonstration of a successful method and route of delivery for a potential therapeutic to select cells in the back of the eye. These findings were researched through the UCL Institute of Ophthalmology, University College London, and will be used for testing and development of the Company's TGF-β shield technology. Resverlogix is focused on the development of a therapeutic approach to modulate the deleterious effects of transforming growth factor-β in glaucomatous eyes, as well as in other fibrotic and ophthalmic conditions.

In June 2007, the Company announced a research collaboration with Dr. Larry Sparks and Sun Health Research Institute, Sun City Arizona, for its NexVas AD program. Dr. Sparks was the first to discover the neuropathologic link between cholesterol and Alzheimer's Disease. In a three-year study at the Institute's Cleo Roberts Center for Clinical Research it was confirmed in nationwide clinical trials that elevated cholesterol levels might predict which aging seniors are more at risk of developing Alzheimer's Disease. In a separate study directed by Dr. Sparks, it was demonstrated that Lipitor®, a cholesterol-lowering medication, slows the progression and reduces the deterioration of Alzheimer's Disease. Sun Health Research Institute (SHRI) has been a leader nationally and internationally in the effort to find answers to disorders related to aging including Alzheimer's Disease, Parkinson's disease, arthritis and prostate cancer. The Institute, founded in 1986, together with its Arizona consortium partners, has been designated by the National Institutes of Health as one of just 29 Alzheimer's Disease Centers in the nation.

In July 2007, the Company released important data from a non-human primate study on the clinical lead compound, RVX-208. Data highlights from the study in adult African green monkeys illustrate that RVX-208 elevates both ApoA-I and HDL-c in a dose-dependent manner. When RVX-208 was administered over 28-day and 42-day treatment regimens, ApoA-I levels were increased up to 52% and HDL cholesterol levels increased up to 75%. By using a range of doses the Company has demonstrated a clear dose-response relationship for effects on both ApoA-I and HDL. The data confirmed the potency of RVX-208 on ApoA-I and HDL-c and added new information with robust dose-response using lower doses than the last reported monkey study in April 2007. No adverse affects were noted within the dosing ranges used. The data also provides additional information to better enable the execution of our proof-of-concept tests in man. The African green monkey data, by virtue of being derived from a predictive animal model for the human situation, are useful in designing of the Phase I trial.

In September 2007, the Company announced positive results from preliminary proof-of-concept studies for Resverlogix's TGF-Beta Shield™ as a potential new therapy for the treatment of glaucoma. The studies conducted by Dr. Maria Francesca Cordeiro, from the University College London, Institute of Ophthalmology (IoO) showed data from an animal model that could lead to a novel therapy targeted against cells found at the back of the eye, for the treatment of glaucoma. Dr. Cordeiro's group at the IoO has an international reputation in the field of glaucoma research, and has been awarded the 2005 Lewis Rudin Prize for the best research paper published worldwide in 2004. As a Consultant Ophthalmologist at The Western Eye Hospital, London, she specializes in treating patients with glaucoma. This research is part of a sponsored agreement focused on the development of a therapeutic approach to modulate the deleterious effects of Transforming Growth Factor-Beta (TGF-Beta) in glaucomatous eyes, as well as in other fibrotic and ophthalmic conditions.

In December 2007, the Company received approval by the U.S. Food and Drug Administration to initiate a phase 1a clinical trial of oral RVX-208 in the United States. The phase I clinical trial is taking place at a leading U.S. contract research organization. The trial consists of three arms, an ascending single dose, a fed and fasted dose effect study, and a seven-day ascending multiple dose that will enroll a total of 70 to 80 healthy volunteers. The primary objective of the trial is to evaluate oral RVX-208 in healthy adult subjects for safety, tolerability and pharmacokinetics. Results from this phase 1a trial will be used for optimizing dosing for future trials including the company's phase 1b trial.

In January 2008, the Company provided preliminary data from the RVX-208 phase 1a single ascending dose (SAD) safety and pharmacokinetics study. These early results illustrated no safety and tolerance problems at any of the given doses. Preliminary pharmacokinetic (PK) data was also drawn which illustrated better than anticipated uptake activity of the drug. The Company will continue with the phase 1 development program and is confident about the further progress of RVX-208 clinical program.

Peer Review and Recognition

In August 2007, the Company announced it has been awarded the 2007 North American Excellence in Technology of the Year Award by Frost & Sullivan. The award is bestowed upon the company that has pioneered the development and introduction of an innovative technology into the market; a technology that has either impacted or has the potential to impact several market sectors.

"Resverlogix NexVas™ PR technology for the treatment of atherosclerosis is a best-in-class technology for therapeutic drug development. The enhancement of ApoA-I has the potential to revolutionize how cardiovascular diseases are treated in the future," said Sangeetha Prabakar, Research Analyst for Frost & Sullivan.

This award recognizes a company's successful technology development that is expected to bring significant contributions to the industry in terms of adoption, change, and competitive posture. It also recognizes the overall technical excellence of a company and its commitment towards technology innovation.

In November 2007, the Company presented key scientific data highlighting the novel features of RVX-208 at the American Heart Association Scientific Session. The data was presented by Dr. Jacques Genest, a member of the Company's Clinical Advisory Board and director of the division of cardiology at McGill University's health centre. Resverlogix's novel drug has demonstrated the ability to increase the production of ApoA-I and functional HDL. In his presentation, Dr. Genest discussed the effects of oral administration of RVX-208 on serum ApoA-I levels, HDL subspecies distribution and the functional improvements of

serum to promote cellular cholesterol efflux from vulnerable plaque cells. The fact that the data is based on African Green monkeys, in a context of dose-response, makes it predictive for similar treatment effects in humans.

On November 29, 2007, the World Economic Forum ("WEF") announced Resverlogix as the winner of the highly prestigious Technology Pioneer Award in recognition of its NexVas™ Plaque Regression program. Resverlogix was selected because of their efforts in developing highly promising new molecules that increase the production of ApoA-I and HDL for the treatment of atherosclerosis, the major underlying cause of cardiovascular disease (CVD).

The Technology Pioneers 2008 were nominated by the world's leading venture capital and technology companies. The final selection was made by a panel of leading technology experts appointed by the WEF. To be selected as a Technology Pioneer, a company must be involved in the development of life-changing technology innovation and have potential for long-term impact on business and society. In addition, it must demonstrate visionary leadership and show the signs of being a long-standing market leader. The award winners are companies that have been identified as developing and applying highly transformational and innovative technologies in the areas of energy, biotechnology and health, and information technology.

Clinical Advisory Board

The Company established a Clinical Advisory Board (CAB) based on the recommendation of a leading science panel of experts. The purpose of the committee is to provide guidance to the Company in the development of the NexVas program.

Based on the recommendation of the expert panel, Resverlogix named Dr. Philip Barter, MBBS, PhD, MRACP, FRACP, Dr. Prediman K. Shah, MD, Dr. Daniel Rader, MD, Dr. Bo Angelin, MD, PhD and Dr. Jacques Genest, MD, FRCP(C), all internationally renowned cardiovascular researchers, to the CAB. Dr. Barter is currently Director of the Heart Research Institute, in Sydney, Australia, and is also a Professor of Medicine at the University of Sydney. Dr. Shah is Director of the Division of Cardiology and the Director of the Atherosclerosis Research Center at Cedars-Sinai Medical Center. He is also Professor of Medicine at the David Geffen School of Medicine at the University of California, Los Angeles. Dr. Rader is an Associate Professor of Medicine and Pathology at the University of Pennsylvania school of medicine in Philadelphia, Pennsylvania. He is Director of Preventive Cardiology and the Lipid Clinic and Associate Director of the General Clinical Research Center. Dr. Rader is a member of the American Society of Clinical Investigation and serves on the executive committee of the Arteriosclerosis Thrombosis and Vascular Biology Council of the American Heart Association and the Scientific Board of the Sarnoff Foundation. Dr. Bo Angelin is Professor of Clinical Metabolism at Karolinska Institutet and Head of the Center for Metabolism & Endocrinology and Director of Research & Development at Huddinge University Hospital. In addition to these appointments, Dr. Angelin is currently serving as a Member of the Nobel Assembly of Karolinska Institutet and the Nobel Committee for Physiology or Medicine and is Member of the Board of Directors for Astra Zeneca. Dr. Genest is currently Professor, Faculty of Medicine, at McGill University and Director of the Division of Cardiology at McGill University Health Centre/Royal Victoria Hospital. He is also a member of a number of associations including the Canadian Medical Association, American College of Physicians, Royal College of Physicians and Surgeons of Canada, American College of Cardiology and the American Heart Association. The support and guidance received from the members of the CAB has assisted in accelerating the NexVas PR program in its clinical trials.

Board of Directors

In May 2007, Resverlogix appointed Dr. Roger S. Newton, PhD, to the Board of Directors, effective July 10, 2007. Dr. Newton has worked in the pharmaceutical and life sciences industries for over 25 years, and is a former Senior Vice-President of Pfizer Global Research and Development, and a former Director of Esperion Therapeutics Inc., a Pfizer Inc. company. He was also Co-founder, President and Chief Executive Officer of Esperion Therapeutics, which was acquired by Pfizer Inc. for $1.3 billion U.S. in 2004. His exceptional track record will clearly add a very positive level of proven expertise in drug development, corporate finance and operational management to the board.

In September 2007, Stella Thompson joined the Board of Directors. Ms. Thompson has over 30 years of experience and expertise in corporate governance, with membership on a number of corporate and not-for-profit boards, as well as executive and management positions at a number of large corporations. She is currently principal consultant and co-founder of Governance West Inc., a consulting firm specializing in assisting boards of directors to achieve excellence in the governance of their organizations. Her expertise will assist the Company in facilitating strategic, organizational and operational excellence.

Issuance of Convertible Debentures

<u>January 2007 Financing</u>

On August 31, 2007, as part of the financing amendment described below, the January 2007 debentures has been amended to eliminate the trading volume equity conditions under the original debenture. These original conditions limited the ability of the Company to issue shares in lieu of cash when paying any interest obligation. The Company has amended the January 2007 warrants previously priced at $15.09 to $10.25 in exchange for the waiver of the volume related equity conditions. The decrease in the warrant price resulted in a reduction of the warrant value of $655,000 and was reclassified to the equity component of share capital. The balance of the January 2007 notes and warrants remain unchanged from its original form.

As of March 13, 2008, the holders of the January 2007 financing have converted 1,469,000 of the underlying common shares leaving approximately 23,000 underlying common shares or a face value of $278,000 (U.S.) of the debentures unconverted.

<u>June 2007 Financing and Subsequent Amendment of Terms</u>

On June 6, 2007, the Company sold and issued to certain institutional investors $25.0 million (U.S.) of senior secured convertible debentures due June 6, 2012 which were subsequently amended on August 31, 2007 and is described below. During the year the interest rate was increased to 14% from its original 8% coupon rate due to provisions in the financing that permitted increases when trading prices closed below certain trading ranges described in the debenture prior to the August 31, 2007 financing amendment.

In addition, if circumstances occurred where the Company's share price trades below the conversion price then in effect for a pre-determined period of time and the holders convert their debentures, the Company is obligated to make additional payments calculated using the interest methodology as defined in the debentures at the then applicable rate on the converted amount commencing on the conversion date through the maturity date of the debenture ("Interest to Maturity").

On August 31, 2007, the Company amended the terms of the June 2007 financing to eliminate the Interest to Maturity provisions and reduce the then in effect adjusted interest

rate of 14% to a 12% fixed rate. In exchange for these amendments, the conversion price has been amended to $8.76 from the original conversion price of $17.50. In addition, the warrants issued under the June 2007 financing have been re-priced to $10.25 from $20.63 and an additional 529,351 warrants have been issued for a total of 1,058,702.

The amended agreement also provides the holders with a once monthly 5% put option of principal amount at issuance. The put option provides the holder with the ability to request a portion of the principal to be repaid for cash, shares or some combination thereof. The Company has the option to pay the put obligation with shares if certain trading and equity conditions are met. The monthly put options are cumulative (if previous monthly put options are not exercised) but at no time can the holder request any amount in cash greater than the once monthly put option of 5% of the original principal amount plus accrued interest.

As of March 13, 2008, the holders of the Amended June 2007 financing have converted 750,000 of the underlying common shares leaving approximately 2,140,000 underlying common shares or a face value of $19.0 million (U.S.) of the debentures unconverted. No put options have been exercised by the debenture holders as of March 13, 2008.

For the quarter ended January 31, 2008, the Company has paid its total combined interest obligations of $1,039,000 U.S. on the June and January 2007 debt financings in the form of 71,918 common shares and $42,000 U.S. in cash. Included in this quarter ended January 31, 2008 total was payment of the semi-annual interest obligation due January 1, 2008 of $885,145 U.S. paid in the form of 59,736 common shares and $42,000 U.S. in cash. Interest to Maturity obligations in the quarter were settled with 7,318 common shares which had a carrying a value of $83,000 U.S. The shares issued to settle this conversion right obligation ("Interest to Maturity") are treated as an equity instrument for financial statement presentation purposes and are therefore classified as a discount to the corresponding debt conversion price with no corresponding carrying value.

As of March 13, 2008, total interest obligations paid in the fiscal year to date period was $1,392,000 U.S. This obligation was paid in the form of 102,174 common shares and $89,000 U.S. in cash. The total fiscal year to date Interest to Maturity obligations were settled with 374,917 common shares which had a carrying value of $3,092,000 U.S. and were accounted for as an equity instrument as noted above.

Further detail of the provisions of the January and June 2007 financings is disclosed in the Financing Activities section of the Management's Discussion and Analysis and the Notes to the January 31, 2008 Financial Statements.

RESULTS OF OPERATIONS

Resverlogix incurred a net loss for the three months ended January 31, 2008 of $6,257,012, or $0.24 per share. The net loss for the three months ended January 31, 2007 was $4,574,578 or $0.19 per share. The net loss for the nine months ended January 31, 2008 was $21,149,122, or $0.83 per share compared to $9,735,879 or $0.40 per shares for the same nine month period in the prior year.

The average monthly "burn rate", of net revenues and expenditures excluding non-cash items, for the three months ended January 31, 2008 was $1,200,000 as compared to $1,198,000 for the same period in the prior year. Although the burn rate was consistent with the prior year period, the spending has moved from large pre-IND costs in quarter ended January 31, 2007 to the completion of IND related activities and the commencement of clinical trials in the latest quarter.

Revenue

The revenue of the Company consisted primarily of interest earned on funds invested. Interest revenue was $274,140 for the three months ended January 31, 2008, as compared to $49,714 the same three month period in the prior year. Interest revenue was $928,081 for the nine months ended January 31, 2008 as compared to $138,048 for the same period in the prior year. Interest revenues increased over the prior year comparatives due to additional cash reserves as a result of the January and June 2007 financing.

Research and Development

For the three months ended January 31, 2008, research and development (R&D) expenditures totaled $3,151,489 compared to $3,120,495 for the three months prior year period. R&D expenditures in the current three month period were primarily related to the completion of the IND application and the commencement of clinical trails in December 2007. Key areas of expense included clinical trial costs, chemical synthesis, pharmacokinetics studies and toxicology testing for the IND application.

For the nine months ended January 31, 2008, R&D expenditures were $10,236,715, as compared to $6,407,941 for the same nine month period in the prior year. These expenses have increased substantially from the prior year period as the Company entered in the IND phase and more recently into the phase I trials. Although expenditures in this area have increased significantly, it is not unusual given the fast progression of the research and the stage of development. The Company continues to closely monitor results for optimization while processes are in place to generate efficiencies in output per contracted employee. Internal expenses include salaries and benefits for Research & Development (R&D) staff, consulting fees, supplies and general laboratory operating expenses. Expenses have increased steadily as additional staff members have been hired and the quantity and scope of experimentation has increased over the last year. The Company currently has approximately 35 R&D staff and consultants. The Company will be entering into further Phase I human clinical trials and expects future R&D costs to increase in the next quarters of fiscal 2008 and 2009 as the clinical program advances.

General and Administrative

For the three months ended January 31, 2008, general and administrative expenditures totaled $723,558, compared to $523,703 for the three months ended January 31, 2007. For the nine months ended January 31, 2008, general and administrative expenditures totaled $1,908,308, compared to $1,540,677 for the same nine month period in the prior year.

General and administrative expenses includes salaries and other operating costs not directly involved in research and development, as well as professional fees for services, such as legal, audit, tax, investor relations and business development. The major component of the expenses for the three month period ended January 31, 2008 was salaries, benefits, consulting and directors' fees and recruitment costs for $302,509, as compared to $231,031 for the three months ended January 31, 2007. The Company also incurred $82,404 for shareholder, investor relations and regulatory expenses, and $148,614 for professional fees. This compares to $93,719 and $47,310 respectively for the same period last year. The remaining expenditures were related to general operating costs.

Stock Based Compensation

For the three months ended January 31, 2008, $1,786,670 was recorded as the cost of stock based compensation as per the CICA guidelines as compared to $547,268 for the same period of the prior year. The issuance of the stock options, the appreciation of the Company's trading value from the prior year period, and revaluation of consultant's options have resulted in the increase in stock based compensation expense. The recognition and amortization of stock based compensation is a non-cash expense.

Interest and Accretion on Convertible Debt

As result of issuing convertible debenture in January and June 2007, the Company has accrued interest at a coupon rate of 12% in the amount of $716,992 for the three months ended January 31, 2008. The accretion of interest resulting from using the effective interest rate method on the carrying value of the convertible debt was $266,335 for the three months ended January 31, 2008. The accretion is reflected as non-cash interest expense in the statement of operations and deficit.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information derived from the Company's unaudited interim period financial statements for each of the eight most recently completed quarters. This financial data has been prepared in accordance with GAAP.

	For the three month period ended			
	Jan. 31 2008	**Oct. 31 2007**	**July 31 2007**	**April 30 2007**
Revenue	$274,140	$357,726	$296,215	$182,617
Net loss	($6,257,012)	($7,906,299)	($6,985,811)	($8,594,122)
Net loss per share (basic and fully diluted)	($0.24)	($0.31)	($0.28)	($0.36)

	For the three month period ended			
	Jan. 31 2007	**Oct. 31 2006**	**July 31 2006**	**April 30 2006**
Revenue	$49,714	$31,367	$57,481	$62,533
Net loss	($4,574,578)	($3,164,869)	($1,996,432)	($2,183,169)
Net loss per share (basic and fully diluted)	($0.19)	($0.13)	($0.08)	($0.09)

Items that impact the comparability of operating income include:

- Revenue is the interest recorded on the Company's short term investments. These balances will fluctuate with the amount of available cash to the Company and any financing activities that are undertaken. The increase in revenues for the last four quarters is the result of financing activities in January and June of 2007.
- The progression of the research and development activity of the Company directed towards the CVD programs, the completion of the IND for RVX-208 in the fall of 2007, and the commencement of Phase I clinical programs in December 2007.

- For the last four quarters, the Company has recorded interest and accretion expense of a result of convertible debenture financing that was closed in January and June of 2007. For the nine months ended January 31, 2008, the Company has recorded $3,750,796 compared to $117,936 for the January 31, 2007 reporting period.
- Stock based compensation costs have fluctuated from quarter to quarter primarily tied to when options are issued and how they are accounted for and valued in those periods, as well as the revaluation of stock based compensation for key consultants in accordance with accounting standards. Stock based compensation ranged from $1,452,000 to 3,094,000 in the latest four interim reporting periods. The same prior year periods ranged from 107,000 to $547,000. The amortization of stock-based compensation is a non-cash expense.
- The results for the three periods ending October 31, 2007, July 31, 2007 and April 30, 2007 contained large foreign exchange currency gains of $1,277,000, $469,000 and $593,000 respectively as a result of the appreciation of the Canadian dollar against the U.S. dollar. As a large portion of the company's expenses and financial instruments are denominated in U.S. dollars, it had a significant impact on the financial results.

LIQUIDITY

As at January 31, 2008, cash and near cash investments totaled $22,827,321 as compared to $12,726,947 at April 30, 2007. The Company's policy is to invest its cash reserves in low risk investments with a maturity of less than one year at the time of purchase. The fixed income instrument maturity dates are usually matched to expected cash flow requirements. At January 31, 2008, the Company had working capital of $22,162,256 compared to $10,529,977 at April 30, 2007. Given the expected overall cash burn rate, the Company believes it will require additional financing within the next year to provide sufficient cash reserves to operate its clinical and research development operations with the assumption of no revenues.

FINANCING ACTIVITIES

The Company sold and issued to certain institutional investors $17.0 million (U.S.) of senior secured convertible debentures due January 4, 2010. The debentures are convertible any time at the option of the holders at a conversion price of $12.07 per share, subject to adjustments described further in the notes to the financial statements. As of the quarter ended January 31, 2008, the debentures carried an interest rate of 12%, a four percent increase from its initial rate. The increase in the rate was the result of certain interest rate provisions in the debentures where the trading ranges of Company's share price closes below the conversion price used to value the conversion rights. In circumstances where the Company's share price trades below the conversion price then in effect for a pre-determined period of time and the holders convert their debentures, the Company is obligated to make additional payments calculated using the interest methodology as defined in the debentures at the then applicable rate on the converted amount commencing on the conversion date through the maturity date of the debenture ("Interest to Maturity").

On August 31, 2007, as part of the financing amendment described below, the January 2007 debentures was amended to eliminate the trading volume equity conditions under the original debenture. These original conditions limited the ability of the Company to issue shares in lieu of cash when paying any interest obligation. The Company has amended the January 2007 warrants previously priced at $15.09 to $10.25 in exchange for the waiver of

the volume related equity conditions. The decrease in the warrant price resulted in a reduction of the warrant value of $1,496,000 and was reclassified to the equity component of share capital. The balance of the January 2007 notes and warrants remain unchanged from its original form.

On June 6, 2007, the Company sold and issued to certain institutional investors $25.0 million (U.S.) of senior secured convertible debentures due June 6, 2012 which were subsequently amended on August 31, 2007 and is described below.

Under the terms of the original financing the debentures were convertible any time at the option of the holders initially at a conversion price of $17.50 per share. The debentures carried an 8% interest rate payable semi-annually and were subject to increases in the rate between 10-15% pursuant to certain conditions where trading ranges of Company's share price closes below the conversion price then in effect. The interest rate was increased to 14% due to trading prices closing below the trading ranges of the debenture prior to the August 31, 2007 financing amendment.

Prior to the August 31, 2007 financing amendment, if circumstances occurred where the Company's share price trades below the conversion price then in effect for a pre-determined period of time and the holders convert their debentures, the Company is obligated to make additional payments calculated using the interest methodology as defined in the debentures at the then applicable rate on the converted amount commencing on the conversion date through the maturity date of the debenture ("Interest to Maturity").

On August 31, 2007, the Company amended the terms of the June 2007 financing to eliminate the Interest to Maturity provisions and reduce the then in effect adjusted interest rate of 14% to a 12% fixed rate. In exchange for these amendments, the conversion price has been amended to $8.76 from the original conversion price of $17.50. In addition, the warrants issued under the June 2007 financing have been re-priced to $10.25 from $20.63 and an additional 529,351 warrants have been issued for a total of 1,058,702. The decrease in the warrant price resulted in a reduction of the warrant value of $655,000 and was reclassified to the equity component of share capital.

The amended agreement also provides the holders with a once monthly 5% put option of principal amount at issuance. The put option provides the holder with the ability to request a portion of the principal to be repaid for cash, shares or some combination thereof. The Company has the option to pay the put obligation with shares if certain trading and equity conditions are met. The monthly put options are cumulative (if previous monthly put options are not exercised) but at no time can the holder request any amount in cash greater than the once monthly put option of 5% of the original principal amount plus any accrued interest.

The maximum monthly cash obligation under the put option assuming all holders issue a put in a given month is $1.28 million U.S. plus accrued interest. The first put option is available to the holders after October 31, 2007. As of March 13, 2008, no put options have been exercised.

INVESTING ACTIVITIES

For the three months ended January 31, 2008, $2,833 was spent on property and equipment additions, consisting of lab equipment. For the three months ended January 31, 2007, property and equipment additions totaled $76,650.

Patent additions totaled $28,623 for the three months ended January 31, 2008, compared to $55,890 for the three months ended January 31, 2007. These expenditures reflect the legal costs associated with our expanding patent-pending applications.

CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations as at January 31, 2008:

Contractual Obligations	2009	2010
Research contracts	$2,281,000	$0
Operating leases	$100,524	$44,024

The Company has entered into various research contracts. The initial deposits required upon acceptance of the contracts total $1,106,088 and have been appropriately accrued in the financial statements.

SIGNIFICANT ACCOUNTING POLICIES CHANGES

Effective May 1, 2007, the Company adopted the new recommendations of Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation, Section 3865, Hedges and Section 1530, Comprehensive Income. In accordance with the transitional provisions of the new standards, prior period financial statements were not restated.

Section 1530, Comprehensive Income

The section requires the presentation of comprehensive income and its components in a new financial statement. Comprehensive income is the change in the net assets of a company arising from transactions, events, and circumstances not related to shareholders. The Company has not recognized any adjustment through comprehensive income for the nine-month period ended January 31, 2008.

Section 3855, Financial Instruments – Recognition and Measurement, and Section 3861, Financial Instruments – Disclosure and Presentation

These sections establish standards for classification, recognition, measurement, presentation and disclosure of financial instruments (including derivatives) and non-financial derivatives in the financial statements. This standard prescribes when to recognize a financial instrument in the balance sheet and at what amount. Depending on their balance sheet classification, fair value or cost-based measures are used. This standard also prescribes the basis of presentation for gains and losses on financial instruments. Based on the financial classification, gains and losses on financial instruments are recognized in net income or other comprehensive income.

The Company has designated its financial instruments as follows:

- Cash and cash equivalents and short-term investments are classified as "Available-for-Sale" and carried at fair value and changes in fair value of financial assets are marked-to-market and recorded in other comprehensive income at each period end.
- Accounts payable, accrued liabilities and convertible debentures are classified as "Other Liabilities". After initial fair value measurement, they are measured at amortized cost using the effective interest rate method.

The new standard requires derivative instruments that may be recorded in other financial instruments (the "host instrument") to be treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument and are to be measured at fair value with subsequent changes recognized in other income. In accordance with CICA Handbook Section 3855, the Company conducted a search for embedded derivatives in all contractual arrangements and did not identify any embedded features that require separate presentation from the host contract.

As a result of adopting Section 3855, deferred financing costs relating to convertible notes, have been reclassified from deferred financing costs to convertible debentures on the consolidated balance sheet. These costs will be taken into earnings using the effective interest method over the life of the related debt.

Section 3865, Hedges

This section specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company's financial statements for the nine-month period ended January 31, 2008.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at March 13, 2008)

Authorized and Issued Share Capital

There were 26,875,373 common shares issued and outstanding for a total of $43,377,055 in share capital, net of share issue costs. There are no preferred shares issued.

Description of Options, Warrants and Convertible securities outstanding

Security Type	Number	Exercise Price	Expiry Date
Options	948,700	$1.60	4/25/08
Options	16,000	$1.16	7/15/08
Options	25,000	$1.20	9/5/08
Options	200,000	$1.50	3/15/09
Options	57,000	$2.53	9/28/08
Options	200,000	$2.25	9/28/10
Options	75,000	$2.47	9/28/08
Options	30,000	$5.27	2/16/09
Options	50,000	$7.44	4/8/09
Options	20,000	$7.96	5/6/09
Options	30,000	$7.96	5/6/10
Options	25,000	$6.18	6/27/10
Options	60,000	$6.97	9/13/10
Options	375,000	$7.23	10/6/10
Options	25,000	$6.97	12/15/10
Options	400,000	$7.60	2/28/13
Options	197,500	$7.35	3/7/11
Options	105,000	$6.80	6/8/10
Options	130,000	$6.44	6/28/10
Options	235,000	$14.16	1/4/11
Options	450,000	$15.90	5/14/12
Options	180,000	$12.07	9/18/11
Options	50,000	$12.95	11/1/11
Options	110,000	$12.88	2/11/12
Warrants	408,647	$10.25	1/4/11
Warrants	1,058,702	$10.25	6/6/12
Convertible debentures	22,800	$12.07	1/4/10
Convertible debentures	2,140,600	$8.76	6/6/12
Total	7,624,949	$1.16 to $15.90	

DISCLOSURE CONTROLS AND PROCEDURES

As of January 31, 2008, the President and Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") together with the Company's management have evaluated the design of the Company's disclosure controls and procedures. They concluded that the Company's disclosure controls and procedures can provide reasonable, not absolute, assurance that the objectives of the control systems are met.

INTERNAL CONTROLS

The CEO and CFO are responsible for designing internal control procedures over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company, due to its limited number of staff, has weaknesses in its control over financial reporting which are:

1. Due to the limited number of staff, it is not possible to achieve segregation of all duties. Management has attempted to mitigate the risk of material misstatement in financial reporting through a combination of extensive and detailed review by senior management and the board of directors. Where practicable, the Company will make necessary changes to improve the segregation of duties.
2. Due to the limited number of staff, the Company has a risk of material misstatement related to complex and non-routine complex accounting transaction. Management and Board reviews are utilized to mitigate these risks but there is no guarantee that a material misstatement would be prevented. The Company will attempt to remediate this weakness by employing outside consultants with the appropriate expertise when the need arises to assist with complex accounting and technical issues.

During the quarter ended January 31, 2008 we have not made any changes in the Company's internal controls over financial reporting that would materially affect, or is reasonable likely to materially affect, the Company's internal controls over financial reporting.

OUTLOOK

We continued to pursue our mission to be first-in-class in the research and early clinical development of revolutionary products. It is in this pursuit we achieved a great deal over the past year. Proof of concept was achieved in non human primate studies which demonstrated that RVX-208 increased levels of ApoA-I and functional HDL cholesterol significantly. As a result of these development milestones RVX-208 became our first clinical candidate moving into Phase I.

Our competitors in the field of HDL therapy witnessed disappointing clinical trial results reinforcing new key findings that the industry has learned; the need to develop products that target functional HDL particles. For Resverlogix, this reinforces the importance of our ability to demonstrate that we are influencing functional HDL via the ApoA-I pathway.

This has been a pivotal year for our science. We have moved closer in achieving our mission with the rapid advancement of our lead drug candidate, RVX-208, into human trials. We continue to plan forward and are now in discussions with leading Cardiovascular Imaging Research centers for Phase II IVUS proof of concept (POC) trials for atherosclerosis stabilization and regression. Our NexVas PR discovery program has produced numerous follow-on compounds with potent effects on ApoA-I. As a leader in ApoA-I/HDL field, we continue to focus on our primary objective which is to improve the quality and longevity of patients' who suffer the grievous burden of cardiovascular disease

We continue our partnering efforts with numerous leading global pharmaceutical organizations. Our product life cycle strategy for NexVas PR continues to expand and offer broad commercial pipeline opportunities for our pending pharmaceutical partner. This year saw the expansion into key research areas with high unmet medical need such as

Alzheimer's disease. Moving forward through clinical development and expanding market life cycle opportunities provides our technologies with accreted value and greater market potential for both our shareholders and pending pharmaceutical partner.

RISKS AND UNCERTAINTIES

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry. Accordingly, investments in biotechnology companies should be regarded as speculative. Biotechnology research and development involves a significant degree of risk. An investor should carefully consider the risks and uncertainties described below, as well as other information contained in this Management's Discussion and Analysis. The risks and uncertainties described below is not an exhaustive list. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company's business. If any one or more of the following risks occur, the Company's business, financial condition and results of operations could be seriously harmed. Further, if the Company fails to meet the expectations of the public market in any given period, the market price of the Company's common shares could decline.

Early Stage Development and Scientific Uncertainty

The Company is in an early stage of development, which may require significant additional investment for research and development, scale-up manufacturing, clinical testing, and regulatory submissions of product candidates prior to commercialization. There can be no assurance that any such products will actually be developed. A commitment of substantial time and resources is required to conduct research and clinical trials if the Company is to complete the development of any product. It is not known whether any of these product or process candidates will meet applicable health regulatory standards and obtain required regulatory approvals, or whether such products can be produced in commercial quantities at reasonable costs and be successfully marketed, or whether our products will achieve market acceptance, or if our investment in any such products will be recovered through sales or royalties.

In addition, products may cause undesirable side effects. Results of early pre-clinical research may not be indicative of the results that will be obtained in later stages of pre-clinical or clinical research. If regulatory authorities do not approve the products or if regulatory compliance is not maintained, the Company would have limited ability to commercialize our products, and our business and results of operations would be harmed. The Company may fail to develop any products, to obtain regulatory approvals, to enter clinical trials, or to commercialize any products.

Lack of Product Revenues and History of Losses

To date, the Company has not recorded any revenues from the sale of biopharmaceutical products, but has accumulated net losses of $54,514,621 to January 31, 2008. Losses are expected to increase in the near term as the Company continues its product development efforts, enter clinical trials and seek regulatory approval for the sale of our product for the treatment of cardiovascular disease. The Company expects to incur losses unless and until such time as payments from corporate collaborations, product sales and/or royalty payments generate sufficient revenues to fund its continuing operations. Quarter to quarter fluctuations in revenues, expenses and losses are also expected. The Company is unable to predict the extent of any future losses or when the Company will become profitable, if ever. Even if the Company does achieve profitability, it may not be able to sustain or increase profitability on an ongoing basis.

Review of Strategic Alternatives with UBS

The Company has engaged UBS to review the potential partnering of its technology to a leading life-sciences company. The evaluation is focused on reviewing what steps should be taken by the Company to secure a strategic agreement regarding the Company's technologies. The Company has not set a definitive timetable for completion of its evaluation. There can be no assurances that the evaluation process will result in any specific transaction that will be acceptable to the Company.

Financing Impact on Operations

As of January 31, 2008, the Company had outstanding face value CAD $21,419,911 of convertible debentures. The amount and the terms of the convertible debentures and other financial obligations could have important consequences for our operations. For example:

- We could increase our vulnerability to general adverse economic condition and industry conditions that could limit our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;
- We may we required to dedicate a substantial portion of our cash flow to the payment of principal and interest on the debentures, thereby reducing funds available to the Company for operations and any future business opportunities;
- We may limit our planning flexibility for, or ability to react to, changes in business plans or industry conditions;
- We may be placed at a competitive disadvantage with competitors who may have less indebtedness and other obligations or greater access to financing.

The January 2007 convertible debentures contain an adjusting interest rate based on the trading price of the Company's share and carry a range of 10%-15% that once adjusted can not be subsequently reduced. As of March 13, 2008, the rate of interest on the debenture financing is 12%. If the interest rate increases, the Company may not be able to meet its debt service obligations without issuing additional common shares.

The June 2007 convertible debentures which were subsequently amended on August 31, 2007 contain certain provisions which provides the holders with a once monthly 5% put option of principal amount at issuance. The put option provides the holder with the ability to request a portion of the principal to be repaid for cash, shares or some combination thereof. The Company has the option to pay the put obligation with shares if the Company maintains a closing bid price per common share equal to or greater than $4.00 and the Company's trading dollar volume is at least $250,000 for no less than 10 of 20 consecutive trading days prior to the exercise of the put. The monthly put options are cumulative (if previous monthly put options are not exercised) but at no time can the holder request any amount in cash greater than the once monthly put option of 5% of the original principal amount. If a put option is exercised and the obligation is satisfied with common shares, the number of shares issued will be based the lesser of (i) the volume weighted average price for the 5 consecutive trading days preceding the put date and (ii) the $8.76 per common share conversion price.

As of March 13, 2008, no put options have been exercised. The maximum monthly cash obligation under the put option assuming all holders issue a put in a given month is $1.28 million U.S. plus any accrued unpaid interest. If the debt holders exercise the put options, the financial obligations could impact the ability of the Company to fund its operations. For example:

- Put options involving cash could draw a substantial portion of available cash and thereby reduce our ability to funds operations

- Put options involving cash could impact the available cash required under the financing covenants as described in "Financing Covenants Governing Debentures".
- Put options and cumulative put options involving shares that are exercised below the conversion price will result in additional shares being issued than originally anticipated resulting in additional dilution for shareholders.

Financing Covenants Governing Debentures

Our financing contains certain covenants that could impair the Company' ability to take advantage of certain business opportunities that would be advantageous to the Company. The amended debenture contains certain covenants that among other things, limit our ability and the ability of our subsidiary to:

- Issue or incur new debt, excluding certain permitted debt, without offering to repurchase some portion of the debenture at the debt holder discretion.
- Company shall at all times have Available Cash of at least (i) $20,000,000 as of December 31, 2007; (ii) $15,000,000 as of March 30, 2008; (iii) $10,000,000 as of June 30, 2008; and (iv) $10,000,000 as of September 30, 2008, unless the outstanding principal and accrued interest is less than these values. – these are only applicable to the August 31, 2007 amendment of the June 2007 financing.
- Issue additional equity instruments such as common shares, options, convertible debt at a purchase price per share less than the conversion price then in effect. Any such issuance less than the conversion price in effect would result in the re-pricing of the conversion price to the new effective price.
- Issue additional new securities without offering 50% of the offered securities to the existing debenture holders.
- Purchase or redeem our capital stock
- Sell or otherwise dispose of assets

These restrictions could limit our ability to obtain future financing, make acquisitions or needed capital expenditures, withstand economic downturns in our industry or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise.

Financing Requirements and Access to Capital

The Company will require substantial additional funds for further research and development, planned clinical testing, regulatory approvals, establishment of pilot-scale manufacturing capabilities and, if necessary, the marketing and sale of its products. Based on our current understanding of expected expenditures, we believe we will require additional funding in the next fiscal year to continue to develop our clinical and discovery programs. The Company may attempt to raise additional funds for these purposes through public or private equity or debt financing, collaborations with other biopharmaceutical companies and/or from other sources. There can be no assurance that additional funding or partnership will be available on terms acceptable to the Company and which would foster successful commercialization of the products. Our future capital requirements will depend on many factors, such as the following:

- Establishing and maintaining collaborative partnering relationships;
- Continued scientific progress in our research, drug discovery and developmental programs;
- The size of our programs and progress with pre-clinical and clinical programs;
- Time and costs involved in obtaining regulatory approvals;

- Impact of the potential exercise of put and conversions from the convertible debt financing; and
- Competing technological and market developments, including the introduction by others of new therapies in our market.

Patents and Proprietary Technology

The Company's success will depend in part on its ability to obtain, maintain, and enforce patent rights, maintain trade secret protection and operate without infringing the proprietary rights of third parties. There can be no assurance that pending patent applications will be allowed and that the Company will develop additional proprietary products that are patentable, that issued patents will provide any competitive advantage or will not be challenged by any third parties, or that patents of others will not have an adverse effect on the ability to do business. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of the products, or design around the products patented by the Company. In addition, the Company may be required to obtain licenses under patents or other proprietary rights of third parties. No assurance can be given that any licenses required under such patents or proprietary rights will be available on terms acceptable to the Company. If such licenses are not obtained it could encounter delays in introducing one or more of its products to the market, while it attempts to design around such patents, or could find that the development, manufacturing or sale of products requiring such licenses could be foreclosed. In addition, the Company could incur substantial costs in defending itself in suits brought against it on such patents or in suits which it attempts to enforce its own patents against other parties.

Until such time, if ever, that patent applications are filed, the ability of the Company to maintain the confidentiality of its technology may be crucial to its ultimate possible commercial success. While procedures have been adopted to protect the confidentiality of its technology, no assurance can be given that such arrangements will be effective, that third parties will not gain access to trade secrets or disclose the technology, or that the Company can meaningfully protect its rights to its trade secrets.

Dependence on Collaborative Partners, Licensors and Others

The Company's activities will require it to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of its products. The Company entered into an exclusive licensing arrangement with Medtronic Inc. ("Medtronic"), a major medical technology devices company. The Company is eligible to receive certain payments upon successful completion of predefined milestones and would then be eligible to receive royalties on sales of any ReVas™ therapeutic component of novel drug-device combinations that result from this license agreement. The Company intends to attract other corporate partners and enter into additional research collaborations. There can be no assurance, however, that such collaborations will be established on favourable terms, if at all, or that its current Medtronic agreement or future collaborations will be successful. Failure to attract commercial partners for its products may result in the Company incurring substantial clinical testing, manufacturing and commercialization costs prior to realizing any revenue from product sales or result in delays or program discontinuance if funds are not available in sufficient quantities.

The licensing agreement with Medtronic would give them exclusive, worldwide rights to develop and commercialize its ReVas™ technology. Should Medtronic or any other collaborative partner fail to develop, manufacture, or commercialize successfully any product to which it has rights, or any partner's product to which the Company have rights, the business may be adversely affected. Failure of a collaborative partner to continue to

participate in any particular program could delay or halt the development or commercialization of products generated from such program. In addition, there can be no assurance that the collaborative partners will not pursue other technologies or develop alternative products either alone or in collaboration with others, including the Company's competitors, as a means for developing treatments for the diseases targeted by the Company's programs.

Furthermore, the Company will hold licenses for certain technologies and there can be no assurance that these licenses will not be terminated, or that they will be renewed on conditions acceptable to the Company. The Company may negotiate additional licenses in respect of technologies developed by other companies and academic institutions. Terms of license agreements to be negotiated may include, inter alia, a requirement to make milestone payments, which may be substantial. The Company will also be obligated to make royalty payments on the sales, if any, of products resulting from licensed technology and, in some instances, is responsible for the costs of filing and prosecuting patent applications.

Damages resulting from claims from former Employers

Many of the Company's employees were previously employed at universities or other biotechnology or pharmaceutical companies, including competitors or potential competitors. The Company could be subject to claims that these employees or the Company have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if the Company is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If the Company fails in defending such claims, in addition to paying money claims, the Company may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent the ability to commercialize certain product candidates, which could severely harm our business.

Rapid Technological Change

The biotechnology and pharmaceutical industries are characterized by rapid and substantial technological change. There can be no assurance that developments by others will not render the products or technologies noncompetitive, or that the Company will keep pace with technological developments. Competitors have developed or are developing technologies that could be the basis for competitive products. Some of these products have an entirely different approach or means of accomplishing the desired therapeutic effect and could be more effective and less costly than the products to be developed by the Company. In addition, alternative forms of medical treatment may be competitive with the Company's products.

Government Regulations and Regulation of Drug and Product Approval

Biotechnology, medical device and pharmaceutical companies operate in a high-risk regulatory environment. The manufacture and sale of products is governed by numerous statutes and regulations in the United States, Canada and other countries. The subject matter of such legislation includes approval of manufacturing facilities, controlled research and testing procedures, review and approval of manufacturing, preclinical and clinical data prior to marketing approval, as well as regulation of marketing activities, notably advertising and labeling. The process of obtaining necessary regulatory approvals is lengthy, expensive and uncertain. The Company or our collaborators may fail to obtain the necessary approvals to commence or continue pre-clinical or clinical testing or to

manufacture or market our potential products in reasonable time frames, if at all. In addition, governmental authorities in Canada, the United States, or other countries may enact regulatory reforms or restrictions on the development of new therapies that could adversely affect the regulatory environment in which the Company operates or the development of any products that may be developed. Many of the products and processes that are being currently developed require significant development, testing and the investment of significant funds prior to their commercialization. There can be no assurance that any of such products or processes will actually be developed to a commercial level. Completing clinical testing and obtaining required approvals is expected to take several years and to require the expenditure of substantial resources. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by the Company or by the FDA/TPD if it is determined at any time that the subjects or patients are being exposed to unacceptable risks. No assurance can be given that the product candidates will prove to be safe and effective in clinical trials or that the Company will receive the requisite regulatory approval. Moreover, any regulatory approval of a drug which is eventually obtained may be granted with specific limitations on the indicated uses for which that drug may be marketed or may be withdrawn if problems occur following initial marketing or if compliance with regulatory standards is not maintained.

Competition

Technological competition from pharmaceutical companies, biopharmaceutical companies and universities is intense and is expected to increase, in particular in the market for therapeutic products to treat, mitigate or prevent cardiovascular disease. Many potential competitors may have substantially greater product development capabilities or financial, scientific, marketing and human resources exceeding those of the Company. Moreover, competitors may develop products more quickly and obtain regulatory approval for such products more rapidly, or develop products which are more effective than those which the Company intends to develop. Research and development by others may render the Company's technology or products obsolete or noncompetitive or produce treatments or cures superior to any therapy developed or to be developed by the Company.

Dependence on Key Personnel

The Company depends on certain members of its management and scientific staff and the loss of services of one or more of whom could adversely affect the operations, research and development. In addition, the Company's ability to manage growth effectively will require it to continue to implement and improve its management systems and to recruit and train new employees. There can be no assurance that the Company will be able to successfully attract and retain skilled and experienced personnel.

Status of Healthcare Reimbursement

The ability to successfully market certain therapeutic products may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Significant uncertainty exists as to whether newly approved healthcare products will qualify for reimbursement. Furthermore, challenges to the price of medical products and services are becoming more frequent. There can be no assurance that adequate third-party coverage will be available to establish price levels, which would allow the Company to realize an acceptable return on its investment in product development.

Potential Clinical and Product Liability

The Company has entered into human clinical trials that involve inherent risks in the testing of unproven products. A large portion of the risk is mitigated through the highly regulated approval process within the clinical laboratory, as well as clinical insurance coverage, but a certain level of risk remains. Product liability insurance is costly, availability is limited and may not be on terms which would be acceptable to the Company, if at all. An inability to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the continuation of clinical trials and the commercialization of potential products in the future. A product liability claim brought against the Company or withdrawal of a product from the market at a future date, could have a material adverse effect upon the Company and its financial condition.

Volatility of Share Price, Absence of Dividends and Fluctuation of Operating Results

Market prices for the securities of biotechnology companies, including the Company, have historically been highly volatile. Factors such as fluctuation of the Company's operating results, announcements of technological innovations, patents or new commercial products by the Company or competitors, results of clinical testing, partnering activities, regulatory actions, or public concern over the safety of biopharmaceutical products and other factors could have a significant effect on the share price or trading volumes for the common shares. The Company's common shares have been subject to significant price and volume fluctuations and may continue to be subject to significant price and volume fluctuations in the future. Resulting fluctuations below the conversion prices on the convertible debt financing could have an adverse affect on the Company's cash flow or a dilution of ownership from the issuance of common stock, if the holders of the debt choose to exercise conversion or puts on the debt at such a time where the Company's shares are trading on the stock market below the conversion prices then in effect. Such an action would obligate the Company to pay interest to maturity of the Convertible Debt in the form of cash, common stock or a combination thereof. The Company has not paid dividends to date and does not expect to pay dividends in the foreseeable future.

U.S. Investors Civil Liabilities

The Company was formed under the laws of Alberta, Canada. Some of the members of the board of directors and officers are residents of countries other than the U.S. As a result, it may be impossible for U.S. investors to affect service of process within the U.S. upon the Company or these persons or to enforce against the Company or these persons any judgments in civil and commercial matters, including judgments under U.S. federal or state securities laws. In addition, a Canadian court may not permit U.S. investors to bring an original action in Canada or to enforce in Canada a judgment of a state or federal court in the U.S.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

END